Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Notice of Twelfth Annual General Meeting
NOTICE IS HEREBY GIVEN THAT the Twelfth Annual General Meeting (the “Annual General Meeting”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) will be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, on April 25, 2006 at 11.30 a.m. to transact the following routine and special business:
Routine Business
(1)	To adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2005, together with the Reports of the Directors and the Auditors.

(2)	To re-elect the following Directors each of whom will retire pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:
(a)	Mr. Peter Seah Lim Huat;

(b)	Mr. Steven H. Hamblin; and

(c)	Mr. Richard J. Agnich.
(3)	To re-appoint the following Directors each of whom will retire under Section 153(6) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), to hold office from the date of this Annual General Meeting until the next annual general meeting of the Company:
(a)	Mr. Charles R. Wofford; and

(b)	Mr. R. Douglas Norby.
(4)	To re-appoint PricewaterhouseCoopers as Auditors to hold office until the conclusion of the next annual general meeting of the Company at a remuneration to be determined by the Board of Directors upon the recommendation of the Audit Committee of the Board of Directors.

(5)	To approve Directors’ fees totaling approximately US$489,000 (approximately S$793,000) for the financial year ended December 31, 2005.
Special Business
(6)	To consider and, if thought fit, to pass, with or without modifications, the following resolutions of which Resolutions 6(a) to 6(g) and Resolution 6(i) will be proposed as ordinary resolutions and Resolution 6(h) will be proposed as a special resolution:

Ordinary Resolutions — Allotment and Issue of Shares and Securities
(a)	Authority to Allot and Issue Shares pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

(b)	Authority to Create and Issue Securities and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, approval be and is hereby given to the Directors to:
(i)	(aa) create and issue securities (“Securities”) including, without limitation, warrants or options to subscribe for new shares of the Company (“New Shares”) or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

(bb)	create and issue any further Securities (“Further Securities”) as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(cc)	make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as “Agreements”) which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;
(ii)	allot and issue from time to time:
(aa)	such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(bb)	on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(cc)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and
(iii)	take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.
Ordinary Resolutions — Share Plans

In order to limit the possible dilutive effect of the share plans as described below (the “Share Plans”), the Company is committed to limiting the aggregate number of unissued shares available to be issued under all the Share Plans to no more than 15% of the issued share capital from time to time, on a fully diluted, fully converted basis. In addition, each of the Share Plans will have a maximum limitation on the number of shares that may be delivered under each such Share Plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended: no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan);

(ii)	the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004, as amended by the proposed amendments: no more than 92 million shares;

(iii)	the proposed STATS ChipPAC Ltd. Restricted Share Plan: no more than 50 million shares; and

(iv)	the proposed STATS ChipPAC Ltd. Performance Share Plan: no more than 15 million shares.
(c)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the “Substitute Plans”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Substitute Plans.

(d)	Authority to Offer and Grant Options and to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”).

That the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the Share Option Plan, which provides that no more than 118 million shares in the Company may be delivered under the Share Option Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of such options.

(e)	Authority to Amend, to Offer and Grant Rights to Purchase and to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (as so amended, the “ESPP”).

That:
(i)	the proposed amendments to the ESPP, which, for the purpose of identification, have been subscribed to by the Chairman of the Annual General Meeting, having been produced at the Annual General Meeting, be and is hereby approved and adopted, which amendments include:
(aa)	eliminating the provision that the purchase price of the shares to be purchased under the ESPP would be determined on the last day or the first day of the purchase period, whichever was lower, as well as eliminating the 15% discount off that price;

(bb)	providing that the price the employee will pay for the shares will be the fair market value (the mean of the high and low sales prices or the high and low bids, if no sales were reported) as reported in The Straits Times (or other source as the Directors deem reliable) on the date of the purchase unless the shares are acquired through an open market purchase in which case the fair market value will be the price actually paid for such shares;

(cc)	employees may acquire unissued shares, existing shares (including treasury shares) or shares acquired on the open market;

(dd)	providing that the Company may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing a cash contribution for the purchase of shares; and

(ee)	modifications that would disqualify the ESPP as an “employee stock purchase plan” for purposes of Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including removal of the US$25,000 limit per participant on share purchased per year, the restrictions on purchase by 5% or more owners, the US$12,500 limit per participant per purchase period and the restriction on participation by certain part-time workers; and
(ii)	the Directors of the Company be and are hereby authorised to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the ESPP, as substantially set forth in Appendix 1 to the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting, and to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of such rights.
(f)	The Proposed STATS ChipPAC Ltd. Restricted Share Plan

That:
(i)	in order to replace the Share Option Plan by the year 2007, a new restricted share plan to be known as the “STATS ChipPAC Ltd. Restricted Share Plan”, as substantially set forth in Appendix 2 to the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting (the “RSP”), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Annual General Meeting, having been produced at the Annual General Meeting, under which restricted share units (“RSUs”) in respect of ordinary shares in the capital of the Company, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company, a Parent or a Subsidiary or an Affiliated Company (each as defined under the RSP) of the Company, directors of the Company and/or other persons who perform bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, details of which are set out in the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting, be and is hereby approved;

(ii)	the Directors of the Company be and are hereby authorised:
(aa)	to establish the RSP;

(bb)	to delegate to a Committee of Directors the administration of the RSP in accordance with the provisions of the RSP; and

(cc)	to modify and/or alter the RSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the RSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the RSP; and

(iii)	the Directors of the Company be and are hereby authorised to grant RSUs in accordance with the provisions of the RSP, and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the vesting of RSUs under the RSP, provided that the aggregate number of ordinary shares in the capital of the Company to be delivered under the RSP shall not exceed 50 million ordinary shares in the capital of the Company.
(g)	The Proposed STATS ChipPAC Ltd. Performance Share Plan

That:
(i)	a new performance share plan to be known as the “STATS ChipPAC Ltd. Performance Share Plan”, as substantially set forth in Appendix 3 to the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting (the “PSP”), the rules of which, for the purpose of identification, have been subscribed to by the Chairman of the Annual General Meeting, having been produced at the Annual General Meeting under which performance shares (“Performance Shares”) in respect of ordinary shares in the capital of the Company will be granted, free of payment, to selected employees of the Company, a Parent or a Subsidiary or an Affiliated Company (each as defined under the PSP) of the Company, directors of the Company and/or other persons who perform bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, details of which are set out in the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting, be and is hereby approved;

(ii)	the Directors of the Company be and are hereby authorised:
(aa)	to establish the PSP;

(bb)	to delegate to a Committee of Directors the administration of the PSP in accordance with the provisions of the PSP; and

(cc)	to modify and/or alter the PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the PSP, and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the PSP; and
(iii)	the Directors of the Company be and are hereby authorised to grant Performance Shares in accordance with the provisions of the PSP and to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the terms of the PSP, provided that the aggregate number of ordinary shares in the capital of the Company to be delivered under the PSP shall not exceed 15 million ordinary shares in the capital of the Company.
Special Resolution — Proposed Alterations to the Articles of Association
(h)	The Proposed Alterations to the Articles of Association

That:
(i)	the Contents, Articles 2, 4, 5(A), 6(A), 9, 10, 14, 16, 18, 20(C), 21, 24, 27, 37, 40, 48, 49, 50, 53, 63, 64, 67, 78, 112, 122, 125, 134, 135, 137 and 143 of the Articles of Association of the Company (the “Articles”) and the headnote “CAPITALISATION OF PROFITS AND RESERVES” be altered;

(ii)	new Article 5A and new headnote “TREASURY SHARES”, and new Articles 129A and 141A be included in the Articles; and

(iii)	the headnote “SHARE CAPITAL” appearing immediately before Article 3 and Articles 3 and 7 be deleted in their entirety, in the manner as set out in Appendix 4 to the Proxy Statement dated March 30, 2006 in respect of the Annual General Meeting.

Ordinary Resolution — Proposed Share Purchase Mandate
(i)	The Proposed Share Purchase Mandate

That:
(i)	for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares each fully paid in the capital of the Company (“Shares”) (including Shares represented by American Depositary Shares (“ADSs”)) not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:
(aa)	market purchase(s) on the Singapore Exchange Securities Trading Limited (“SGX-ST”) transacted through the Central Limit Order Book trading system and/or NASDAQ; and/or

(bb)	off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, NASDAQ) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, and otherwise in accordance with all other laws and regulations and time being be applicable, be and is hereby authorised and approved generally and unconditionally (the “Share Purchase Mandate”);

(ii)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time, and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:
(aa)	the date on which the next annual general meeting of the Company is held; and

(bb)	the date by which the next annual general meeting of the Company is required by law to be held;
(iii)	in this Resolution:

“Market Day” means a day on which the SGX-ST or, as the case may be, NASDAQ is open for trading in securities;

“Maximum Percentage” means that number of issued Shares (including Shares represented by ADSs) representing 2.5% of the issued ordinary share capital of the Company as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

“Maximum Price” in relation to a Share or ADS to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST or, as the case may be, NASDAQ, at the time the purchase is effected; and

(iv)	the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.
(7)	To transact any other business as may be properly transacted at any annual general meeting.
BY ORDER OF THE BOARD
Raymond Choo
Company Secretary
Date: March 30, 2006

Notes:
(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. The instrument appointing a proxy must be deposited at the principal executive office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time, not less than 48 hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by the shareholder attending the Annual General Meeting and voting in person.

(3)	The Company is subject to the continuing listing rules of the NASDAQ National Market and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

(4)	Since the beginning of financial year 2005, the Company employed financial year reporting periods that end on the Sunday nearest to December 31. The Company’s financial year 2005 ended on December 25, 2005, the Sunday nearest to December 31, 2005, while the Company’s prior financial years ended on December 31. For ease of presentation, the Company’s financial year 2005 has been presented as ending on December 31, 2005.

(5)	The Company may use its internal sources of funds of STATS ChipPAC and its subsidiaries (the “Group”) or external borrowings or a combination of both to finance the purchase or acquisition of its Shares (including Shares represented by ADSs). The amount of financing required for the Company to purchase or acquire its Shares (including Shares represented by ADSs), and the impact on the Company’s financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued ordinary Shares of the Company of 1,986,801,385 Shares as at February 28, 2006, the purchase by the Company of 2.5% of its issued Shares (including Shares represented by ADSs) will result in the purchase or acquisition of 49,670,035 Shares.

Assuming that the Company purchases or acquires the 49,670,035 Shares at the Maximum Price of S$1.197 (approximately US$0.74) for one Share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding February 28, 2006, the maximum amount of funds required for the purchase or acquisition of the 49,670,035 Shares is S$59,454,990 (approximately US$36,648,531).

The financial effects of the purchase or acquisition of such Shares (including Shares represented by ADSs) by the Company pursuant to the proposed Share Purchase Mandate on the audited consolidated financial statements of the Company for the financial year ended December 31, 2005 based on these assumptions are set out in Proposal 6(i) of the Proxy Statement.

STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Statement
March 30, 2006
The accompanying proxies are solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), for use at its Twelfth Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on April 25, 2006, at 11.30 a.m. (Singapore time), at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, or at any adjournments thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.
Shareholders Entitled to Notice of Annual General Meeting
A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members) as a holder of STATS ChipPAC’s ordinary shares.
We have mailed the Notice of Annual General Meeting, this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on March 16, 2006. These documents were first mailed to shareholders on or about March 30, 2006.
Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
Quorum
Any two or more shareholders holding or representing in aggregate not less than 33 1/3 per cent. of the number of ordinary shares (excluding treasury shares) of STATS ChipPAC present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.
Shareholders Entitled to Vote
Shareholders who are registered with The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) as at forty-eight (48) hours before the time set for the Annual General Meeting shall be entitled to vote at the Annual General Meeting.
At the close of business on February 28, 2006, there were 1,986,801,385 ordinary shares issued and outstanding.
Proxies
To be effective, a proxy must be deposited at STATS ChipPAC’s principal executive office located at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, at least forty-eight (48) hours before the time set for the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.
Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by the shareholder at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

Voting
On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting or a member present in person or by proxy and holding not less than ten per cent. of the total number of paid-up shares of the Company (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Ordinary shares represented by duly executed proxies deposited with STATS ChipPAC will be voted at the Annual General Meeting in accordance with shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.
On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented.
General Information
Since the beginning of financial year 2005, STATS ChipPAC employed financial year reporting periods that end on the Sunday nearest to December 31. STATS ChipPAC’s financial year 2005 ended on December 25, 2005, the Sunday nearest to December 31, 2005, while STATS ChipPAC’s prior financial years ended on December 31. For ease of presentation, STATS ChipPAC’s financial year 2005 has been presented as ending on December 31, 2005.
The expense of printing and mailing proxy materials will be borne by STATS ChipPAC. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS ChipPAC by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS ChipPAC will request brokers and nominees who hold ordinary shares in their names and Citibank, N.A., the Depository for STATS ChipPAC’s American Depositary Receipts (“ADR”) facility, to furnish proxy materials to the beneficial owners of the ordinary shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.
In this Proxy Statement, references to “S$” mean Singapore dollars, the legal currency of the Republic of Singapore, and references to “US$” mean United States dollars, the legal currency of the United States.
Summary of Proposals
Shareholders will be voting on the following proposals at this Annual General Meeting:
1.	Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2005, together with the Reports of the Directors and Auditors.

2.	Re-election of Directors retiring by rotation.

3.	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act.

4.	Re-appointment of PricewaterhouseCoopers as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.

5.	Approval of Directors’ fees for services rendered for the financial year ended December 31, 2005.

6.	Authority to the Board to allot and issue shares and securities, to adopt the new share plans and approve the modifications to the Employee Share Purchase Plan 2004 (as so amended, the “ESPP”), the proposed alterations to the Articles of Association and the proposed share purchase mandate.

Proposal No. 1
Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2005, together with the Reports of the Directors and the Auditors
STATS ChipPAC’s Annual Report for its financial year ended December 31, 2005 accompanies this Proxy Statement. STATS ChipPAC’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by auditors’ report from PricewaterhouseCoopers (“PwC”).
The Board recommends a vote for the adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 31, 2005, together with the Reports of the Directors and the Auditors.
Proposal No. 2
Re-election of Directors retiring by rotation
According to Article 94 of STATS ChipPAC’s Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS ChipPAC. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.
Accordingly, pursuant to Article 94 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Peter Seah Lim Huat, Mr. Steven H. Hamblin and Mr. Richard J. Agnich shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Peter Seah Lim Huat, Mr. Steven H. Hamblin and Mr. Richard J. Agnich as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 29-31 of this Proxy Statement.
The Board recommends a vote for the re-election of Mr. Peter Seah Lim Huat, Mr. Steven H. Hamblin and Mr. Richard J. Agnich as Directors of STATS ChipPAC.
Proposal No. 3
Re-appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to the provisions of Section 153, no person of or over the age of 70 years shall be appointed or shall act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company, by the passing of an ordinary resolution by a simple majority of shareholders of the company as being entitled to vote in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
Mr. Charles R. Wofford and Mr. R. Douglas Norby are offering themselves for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS ChipPAC to re-appoint Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 29-31 of this Proxy Statement.
The Board recommends a vote for the re-appointment of Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors to hold such office from the date of this Annual General Meeting until the next annual general meeting of the Company.
Proposal No. 4
Re-appointment of PwC as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration

The Audit Committee of the Board intends to re-appoint PwC as STATS ChipPAC’s Auditors to perform the audit of its financial statements for the financial year ending December 31, 2006. PwC audited STATS ChipPAC’s financial statements for the financial year ended December 31, 2005. The Board expects that a representative of PwC will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. PwC has consented to act as Auditors for the financial year ending December 31, 2006.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote for the re-appointment of PwC as Auditors of STATS ChipPAC to hold office until the conclusion of the next annual general meeting and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.
Proposal No. 5
Approval of Directors’ fees for the financial year ended December 31, 2005
In accordance with Article 81 of STATS ChipPAC’s Articles of Association, STATS ChipPAC in general meeting shall approve the payment of Directors’ fees of approximately US$489,000 (approximately S$793,000) for services rendered during the financial year ended December 31, 2005. As at December 31, 2005, we had ten directors on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2004, STATS ChipPAC paid Directors’ fees totaling approximately US$500,067.
Directors’ fees for the financial year ended December 31, 2005 represented a decrease of approximately 2.2% over Directors’ fees for the financial year ended December 31, 2004. The proposed Directors’ fees for 2005 are lower due principally to the decrease in the number of Board and Board committee meetings held in the course of the year.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$489,000 for the financial year ended December 31, 2005.
Proposal No. 6
In order to limit the possible dilutive effect of the share plans as described below, the Company is committed to limiting the aggregate number of unissued shares available to be issued under all the share plans to no more than 15% of the issued share capital from time to time, on a fully diluted, fully converted basis. In addition, each of the share plans will have a maximum limitation on the number of shares that may be delivered under each such share plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended: no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan;

(ii)	the ESPP: no more than 92 million shares;

(iii)	the proposed STATS ChipPAC Ltd. Restricted Share Plan: no more than 50 million shares; and

(iv)	the proposed STATS ChipPAC Ltd. Performance Share Plan: no more than 15 million shares.
Proposals No. 6(a) and (b)
Authority to the Board to create, allot and issue shares and securities
Under the Companies Act, the Directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.
Shareholders’ approval is sought to authorise the Board to issue shares during the period from this Annual General Meeting to the date of the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of STATS ChipPAC to be held in the year 2007.

The requirement for shareholders’ approval under the Companies Act extends to the issue of shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for shares of STATS ChipPAC or to purchase from STATS ChipPAC other securities issued or to be issued by STATS ChipPAC, debt securities and securities which are convertible into, exchangeable for, or exercisable for shares, shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS ChipPAC, as well as shares to be issued pursuant to the exercise of options under the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”), the STATS ChipPAC Ltd. Substitute Equity Incentive Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (collectively, the “Option Plans”) and pursuant to exercise of the rights to purchase granted under the ESPP.
Shareholders’ approval is also sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS ChipPAC which would or might require the issue of shares, and the issuance of shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options granted pursuant to the Option Plans and purchase rights granted under the ESPP.
In summary, the shareholders are requested to authorise the Board to:
(i)	under Proposal 6(a), allot and issue shares in the capital of STATS ChipPAC pursuant to Section 161 of the Companies Act; and

(ii)	under Proposal 6(b), create and issue securities and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act.
The Board recommends a vote for each of the resolutions set out under Proposals No. 6(a) and (b) as described above and in the Notice of the Annual General Meeting.
Proposals No. 6(c), (d) and (e)
Authority to the Board to offer and grant options and to allot and issue shares pursuant to existing share plans (as so amended) and to make changes to the ESPP
As explained above, the requirement for shareholders’ approval under the Companies Act extends to the issue of shares pursuant to the exercise of options under the Share Option Plan, as amended, and the other Option Plans and pursuant to the exercise of rights to purchase shares under the ESPP, as substantially set out in Appendix 1 to the Proxy Statement. In addition, it is proposed that changes to the ESPP be made. These proposed changes to the ESPP are summarised below:
(i)	The price the employees will pay for the shares will no longer be 15% less than the price determined on the last day or the first day of the purchase period, whichever is lower, but will be the fair market value (the mean of the high and low sales prices or the high and low bids, if no sales were reported) as reported in The Straits Times (or other sources as the Directors deem reliable) on the date of the purchase unless the shares are acquired on the open market in which case the fair market value will be the price actually paid for such shares;

(ii)	Employees may acquire unissued shares, existing shares (including treasury shares) or shares acquired on the open market;

(iii)	Instead of providing for a 15% discount on the purchase price on the last day or the first day of the purchase period, whichever was lower, the Company may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing a cash contribution for the purchase of shares; and

(iv)	The ESPP will no longer be a plan in accordance with Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (i.e. have the potential for U.S. tax benefits). It will be a “non-qualified” ESPP for U.S. purposes and the US$25,000 limit per participant on share purchased per year, the restrictions on purchase by 5% or more owners, the US$12,500 limit per participant per purchase period and the restriction on participation by certain part-time workers will be removed.
The shareholders are requested to authorise the Board to:
(i)	under Proposal 6(c), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan;

(ii)	under Proposal 6(d), offer and grant options, and allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the Share Option Plan, as amended; and

(iii)	under Proposal 6(e), make changes to the ESPP as summarised above, and offer and grant rights to purchase shares in the capital of STATS ChipPAC in accordance with the provisions of the ESPP and to allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of such rights. The shares may be unissued or existing shares (including treasury shares).
Information concerning past grants under the existing share plans is set forth under the “Compensation of Directors and Senior Management”, “Share Options for Directors and Senior Management” and “Employees’ Share Option Ownership Scheme” sections of this Proxy Statement.
The Board recommends a vote for each of the resolutions set out under Proposals No. 6(c), (d) and (e) as described above and in the Notice of the Annual General Meeting.
Proposal No. 6(f)
Adoption of new Restricted Share Plan
STATS ChipPAC is requesting that its shareholders vote in favour of adopting the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”), as substantially set out in Appendix 2 to the Proxy Statement which would replace the Share Option Plan, as amended, by the year 2007, and which was approved by the Executive Resource & Compensation Committee on February 22, 2006, subject to shareholder approval.
General
The following is a summary of the principal features of the RSP. This summary, however, does not purport to be a complete description of all of the provisions of the RSP. It is qualified in its entirety by reference to the full text of the RSP.
The purpose of the RSP is to replace the Share Option Plan, as amended, and to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of Restricted Share Units (“RSUs”).
The RSP contains the following important features:
(i)	Only RSUs may be granted under the RSP. An RSU represents an unfunded, unsecured promise of the Company to issue or transfer shares of the Company in the future.

(ii)	The RSP shall terminate automatically 7 years after the date of the later of the RSP’s adoption by the Board or approval by the Company’s shareholders of an increase in the total number of shares that may be issued or transferred under the RSP and may be terminated on any earlier date by the Board;

(iii)	No more than 50 million shares in the Company may be issued or transferred under the RSP;

(iv)	The funding of the RSP grant pool will be based on operating and financial metrics including those that measure the effectiveness of capital investment and cashflow management;

(v)	Along with variable cash compensation, the RSP drives the short term thrust of the company’s total compensation strategy; and

(vi)	Mid and senior level employees will be eligible to participate in the RSP.
Share Reserve
Shares offered under the RSP may be unissued shares or existing shares (which may include, where desired, any shares held by the Company in treasury). Subject to the Companies Act, the Company shall have the flexibility to deliver shares to the grantees by way of an allotment of new shares and/or the transfer of existing shares, including any shares held by the Company in treasury. Subject to adjustment permitted under the RSP, the maximum aggregate number of shares that may be issued or transferred under the RSP shall not exceed 50 million shares.
In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of the shares, a consolidation of the outstanding shares into a lesser number of shares, a recapitalisation, a reclassification, reorganisation, merger, consolidation, combination or a similar occurrence, the Board shall make appropriate adjustments in one or more of the number of shares available for future grants and the number of shares covered by each outstanding RSU.
Administration
Subject to the provisions of the RSP, the Board shall administer the RSP unless and until the Board delegates administration to a Committee. The Board may abolish the Committee at any time and revest in the Board the administration of the RSP. All decisions, interpretations and other actions of the Board shall be final and binding on all grantees and all persons deriving their rights from a grantee.
The Board shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the RSP, including, without limitation, to (i) select grantees from the individuals eligible to receive RSUs under the RSP; (ii) grant RSUs in accordance with the terms of the RSP; (iii) determine the terms and conditions of each RSU; (iv) specify and approve the provisions of the RSU agreements, including, without limitation, the vesting schedule, the effect of termination of employment and the delivery of shares, in connection with the RSUs; (v) determine that an RSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period when such performance goals are to be achieved; (vi) construe and interpret any RSU agreement delivered under the RSP; (vii) prescribe, amend and rescind rules and procedures relating to the RSP; (viii) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the RSP and to rely upon any opinion received therefrom; (ix) vary the terms of RSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (x) make all legal and factual determinations; and (xi) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the RSP or any RSU agreement.
Eligibility and Types of Awards under the RSP
The RSP only permits the granting of RSUs by the Board or Committee, as applicable.
Employees, directors and Consultants1 of the Company, a Parent2, or a Subsidiary3 or an Affiliated Company4 shall be eligible for the grant of RSUs. As at February 28, 2006 (the “Latest Practicable Date”), approximately 538 individuals would have been eligible to participate in the RSP.
Restricted Stock Units
The RSUs shall be granted with no exercise or purchase price. Shares will be issued or transferred to the grantee upon satisfaction of the applicable terms and conditions as set forth in an RSU agreement. Each RSU agreement shall specify the number of shares that are subject to the RSU. The Board or Committee, as applicable, may provide for time-based vesting or vesting upon satisfaction of performance goals and/or other conditions. Each RSU will have a fair market value of a share as determined in accordance with the RSP. RSUs may be paid in cash or shares, as determined in the sole discretion of the Board or the Committee (if one is appointed), upon the lapse of the restrictions applicable, or otherwise in accordance with the applicable RSU agreement.
Performance Goals
RSUs granted under the RSP may be made subject to conditions such as time-vesting conditions and performance conditions which must be met prior to grant. Performance goals shall be determined by the Board and will be designed to support the business strategy, and align grantee interests with customer and shareholder interests. For

[1]	“Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding employees and directors.

[2]	“Parent” shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

[3]	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

[4]	“Affiliated Company” shall mean any corporation (other than the Company, a Parent or Subsidiary) in an unbroken chain of corporations beginning with a Parent, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.

awards that are intended to qualify as performance-based compensation, performance goals will be based on one or more of the following business criteria: sales or licensing volume, revenues, customer satisfaction, expenses, organisational health/productivity, earnings (which includes similar measurements such as net profits, operating profits and net income, and which may be calculated before or after taxes, interest, depreciation, amortisation or taxes), margins, cash flow, shareholder return, return on equity, return on assets or return on investments, working capital, product shipments or releases, brand or product recognition or acceptance and/or share price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations. In the event that the Board or the Committee determines to impose performance goals, such goals will be determined and achieved during a performance period which shall conclude before any grant is made or communicated to grantees.
Amendment and Termination
The Board may amend, suspend or terminate the RSP at any time and for any reason. Shareholder approval will not be required for any amendment of the RSP unless required under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s shares may then be traded.
U.S. Federal Income Tax Consequences
The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the RSP based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise or other U.S. tax laws, including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the RSP.
A grantee is not deemed to receive any taxable income at the time an award of RSUs is granted. When the RSUs vest, the grantee will generally recognise ordinary income equal to the amount of cash and/or the fair market value of shares received.
The Board may require the satisfaction of any tax withholding obligations in connection with the vesting of the RSU prior to the issuance of shares under the RSP.
The Company will generally be able to deduct for U.S. federal income tax purposes an amount equal to the ordinary income recognised by the employee upon vesting of the RSUs.
Tax consequences for participating employees outside the United States may differ from those described above. Such employees are advised to consult their own tax advisors concerning the tax implications of participation in the RSP.
Because benefits under the RSP will depend on the fair market value of the Company’s shares at various future dates, it is not possible to determine the benefits that will be received by grantees if the RSP is approved by the shareholders and thus, we have not included a table reflecting such benefits or awards.
Singapore Income Tax Consequences
The following is a brief summary of the Singapore income tax consequences applicable to awards granted under the RSP based on income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-Singapore taxing jurisdiction or other tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the RSP.

A grantee is not deemed to receive any taxable income at the time an RSU is granted. When the RSUs vest, the grantee will generally recognise income equal to the fair market value of shares received.
The Company is likely entitled to claim a tax deduction for all non-capital expenses that are wholly and exclusively incurred in the production of income subject to Singapore income tax and subject to the financial assistance requirements.
Tax consequences for participating employees outside Singapore may differ from those described above. Such employees are advised to consult their own tax advisors concerning the tax implications of participation in the RSP.
The Board recommends a vote for the resolution set out under Proposal 6(f) as described above in the Notice of Annual General Meeting.
Proposal No. 6(g)
Adoption of new Performance Share Plan
STATS ChipPAC is requesting that its shareholders vote in favour of adopting the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”), as substantially set out in Appendix 3 to the Proxy Statement, which was approved by the Executive Resource & Compensation Committee on February 22, 2006, subject to shareholder approval.
General
The following is a summary of the principal features of the PSP. This summary, however, does not purport to be a complete description of all of the provisions of the PSP. It is qualified in its entirety by reference to the full text of the PSP.
The purpose of the PSP is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of performance shares (the “Performance Shares”).
The PSP contains the following important features:
(i)	Only Performance Shares may be granted under the PSP. A Performance Share is an award of shares payable upon satisfaction of specific performance criteria.

(ii)	The PSP shall terminate automatically seven (7) years after the date of the later of the PSP’s adoption by the Board or approval by the Company’s shareholders of an increase in the total number of shares that may be issued or transferred under the PSP and may be terminated on any earlier date by the Board;

(iii)	No more than 15 million shares in the Company may be issued or transferred under the PSP;

(iv)	The funding of the PSP grant pool will be based on operational and financial metrics including those that measure relative and absolute total shareholder return generated by the Company;

(v)	Along with the Economic Value Added (“EVA”) cash compensation plan, the PSP drives the long term thrust of the Company’s total compensation strategy; and

(vi)	Senior level employees will be eligible to participate in the PSP and other long term compensation programs.
Share Reserve
Shares offered under the PSP may be unissued shares or existing shares (which may include, where desired, any shares held by the Company in treasury). Subject to the Companies Act, the Company shall have the flexibility to deliver shares to the grantees by way of an allotment of new shares and/or the transfer of existing shares, including any shares held by the Company in treasury. Subject to adjustment permitted under the PSP, the maximum aggregate number of shares that may be issued or transferred under the PSP shall not exceed 15 million shares.
In the event of a subdivision of the outstanding shares, a declaration of a dividend payable in shares, a declaration of an extraordinary dividend payable in a form other than shares in an amount that has a material effect on the fair market value of the shares, a consolidation of the outstanding shares into a lesser number of shares, a recapitalisation, a reclassification, reorganisation, merger, consolidation, combination or a similar occurrence, the Board shall make appropriate adjustments in one or more of the number of shares available for future grants and the number of shares covered by each outstanding Performance Share award.

Administration
Subject to the provisions of the PSP, the Board shall administer the PSP unless and until the Board delegates administration to a Committee. The Board may abolish the Committee at any time and revest in the Board the administration of the PSP. All decisions, interpretations and other actions of the Board shall be final and binding on all grantees and all persons deriving their rights from a grantee.
The Board shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the PSP, including, without limitation, to (i) select grantees from the individuals eligible to receive Performance Shares under the PSP; (ii) grant Performance Shares in accordance with the terms of the PSP; (iii) determine the terms and conditions of each Performance Share; (iv) specify and approve the provisions of the Performance Share agreements, including, without limitation, the vesting schedule, the effect of termination of employment and the delivery of shares, in connection with the Performance Shares; (v) determine that a Performance Share shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period when such performance goals are to be achieved; (vi) construe and interpret any Performance Share agreement delivered under the PSP; (vii) prescribe, amend and rescind rules and procedures relating to the PSP; (viii) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the PSP and to rely upon any opinion received therefrom; (ix) vary the terms of Performance Shares to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (x) make all legal and factual determinations; and (xi) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the PSP or any Performance Share agreement.
Eligibility and Types of Awards under the PSP
The PSP only permits the granting of Performance Shares by the Board or Committee, as applicable.
Generally, employees, directors and Consultants of the Company, a Parent, a Subsidiary or an Affiliated Company shall be eligible for the grant of Performance Shares; however, such grants will typically be made only to employees who report directly to the Company’s Chief Executive Officer. As at the Latest Practicable Date, approximately 40 individuals would have been eligible to participate in the PSP.
Performance Shares
The Performance Shares shall be granted with no exercise or purchase price. Shares will be issued or transferred to the grantee upon satisfaction of the applicable terms and conditions as set forth in a Performance Share agreement. Each Performance Share agreement shall specify the number of shares that are subject to the grant. The Board of Directors, in its discretion, may require grantees to hold, and may restrict the sale of, a percentage of the Performance Shares such that the grantee may not transfer, assign, pledge or hypothecate such performance Shares for the duration of the grantee’s employment with the Company. The percentage of performance Shares subject to such a hold requirement may be based on a multiple of the grantee’s annual base salary and may vary depending on the grantee’s individual job level.
Performance Goals
Performance Shares granted under the PSP may be made subject to performance conditions. Performance goals shall be determined by the Board and will be designed to support the business strategy, and align grantee interests with customer and shareholder interests. Performance goals will be based on one or more of the following business criteria: sales or licensing volume, revenues, customer satisfaction, expenses, organisational health/productivity, earnings (which includes similar measurements such as net profits, operating profits and net income, and which may be calculated before or after taxes, interest, depreciation, amortisation or taxes), margins, cash flow, shareholder return, return on equity, return on assets or return on investments, working capital, product shipments or releases, brand or product recognition or acceptance and/or share price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations. In the event that the Board or the Committee determines to impose performance goals, such goals will be determined and achieved during a performance period which shall conclude before any grant is made or communicated to grantees.

Amendment and Termination
The Board may amend, suspend or terminate the PSP at any time and for any reason. Shareholder approval shall not be required for any amendment of the PSP, unless required under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s shares may then be traded.
U.S. Federal Income Tax Consequences
The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the PSP based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise or other U.S. tax laws, including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the PSP.
When Performance Shares are distributed, the grantee will generally recognise ordinary income equal to the amount of cash and/or the fair market value of shares received.
The Board may require the satisfaction of any tax withholding obligations in connection with the Performance Shares prior to the issuance of shares under the PSP.
The Company will generally be able to deduct for U.S. federal income tax purposes an amount equal to the ordinary income recognised by the employee when the Performance Shares are distributed.
Tax consequences for participating employees outside the United States may differ from those described above. Such employees are advised to consult their own tax advisors concerning the tax implications of participation in the PSP.
Because benefits under the PSP will depend on the fair market value of the Company’s shares at various future dates, it is not possible to determine the benefits that will be received by grantees if the PSP is approved by the shareholders and thus, we have not included a table reflecting such benefits or awards.
Singapore Income Tax Consequences
The following is a brief summary of the Singapore income tax consequences applicable to awards granted under the PSP based on income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular grantee based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any non-Singapore taxing jurisdiction or other tax laws. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all grantees to consult their own tax advisors concerning the tax implications of awards granted under the PSP.
When Performance Shares are distributed, the grantee will generally recognise income equal to the fair market value of shares received.
The Company is likely entitled to claim a tax deduction for all non-capital expenses that are wholly and exclusively incurred in the production of income subject to Singapore income tax and subject to the financial assistance requirements.
Tax consequences for participating employees outside Singapore may differ from those described above. Such employees are advised to consult their own tax advisors concerning the tax implications of participation in the PSP.
The Board recommends a vote for the resolution set out under Proposal 6(g) as described above and in the Notice of Annual General Meeting.

Proposal No. 6(h)
Adoption of the proposed alterations to the Articles of Association
The Companies (Amendment) Act 2005 of Singapore (the “Companies (Amendment) Act”), which came into operation on January 30, 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments included the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.
With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly.
The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from profits so long as the company is solvent. Ordinary shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividends or other distributions will be suspended for so long as the repurchased shares are held as treasury shares.
The Articles of Association of STATS ChipPAC (the “Articles”) need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.
The following is a summary of the main proposed alterations to the Articles:
(i)	Contents Page

In view of the proposed alterations to the Articles, as set out below, the contents page of the Articles are proposed to be altered to reflect the re-numbering of certain Articles.

(ii)	Article 2

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:
(a)	that the expression “treasury shares” is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased;

(b)	that where reference is made to the Depository, a reference to its nominee be included to align these references with Sections 130C and 130D of the Companies Act;

(c)	that, except where otherwise expressly provided in the Articles, references in the Articles to “holders” of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares;

(d)	that references in the Articles to “member” shall, where the Companies Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares; and
Drafting changes are also proposed to provide that any reference in the Articles to any enactment is a reference to that enactment as for the time being amended or re-enacted, and further that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

(iii)	Article 3

Article 3 states the authorised share capital of the Company, and is proposed to be deleted following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

(iv)	Article 4

Article 4(b) provides that no shares are to be issued at a discount except in accordance with the provisions of the relevant statutes, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

(v)	Article 5(A)

Article 5(A) provides for the rights of preference shareholders. It also provides that in the event of preference shares being issued, the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares. In view of the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation in respect thereof as may be prescribed by any stock exchange on which the shares in the Company may be listed.

(vi)	New Article 5A

New Article 5A on treasury shares is proposed to be inserted. This new Article will provide that the Company shall not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

(vii)	Article 6(A)

Article 6(A) provides for the holding of separate general meetings of holders of different classes of shares (if the share capital of the Company is divided into different classes of shares) where their rights are proposed to be varied or abrogated by special resolution. Article 6(A) further provides that the quorum for such general meetings shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of that class and that where the necessary majority for a special resolution is not obtained at such general meeting, the consent in writing if obtained from holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. Following the abolition of the concept of nominal or par value pursuant to the Companies (Amendment) Act, Article 6(A) is proposed to be altered to delete references to the nominal value of the issued shares of that class.

(viii)	Article 7

Article 7 provides that the Company may by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe, and is proposed to be deleted following the abolition of the concept of par value and authorised capital pursuant to the Companies (Amendment) Act.

(ix)	Article 9

Article 9 provides that the Company may by Ordinary Resolution (inter alia):
(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c)	subdivide its shares into shares of smaller amount; and

(d)	convert any class of shares into any other class of shares.
The provisions referred to in sub-paragraphs (a) and (c) above are proposed to be altered to delete the references to the “amount” of shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

The provision referred to in sub-paragraph (b) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

(x)	Article 10

Article 10(A) provides that the Company may reduce its share capital or capital redemption reserve fund, share premium account or other undistributable reserve as authorised by law. Article 10(A) is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s capital redemption reserve and share premium account becomes part of its share capital. Article 10(A) is proposed to be further altered to replace the references to the “nominal amount” of the “issued share capital” with references to the “number of issued shares”, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, and to provide that, where any cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

Article 10(B) provides that the Company may, in accordance with the relevant statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may deem fit. In line with the provisions of the Companies (Amendment) Act, Article 10(B) will be amended to exclude treasury shares from cancellation upon purchase or acquisition by the Company, and to allow the Company to hold as treasury shares or cancel purchased or acquired shares.

(xi)	Article 14

Article 14 provides that the Company may exercise the powers of paying commissions conferred by (inter alia) the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 14 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

(xii)	Article 16

Article 16 on share certificates provides (inter alia) that every share certificate must specify the number and class of shares to which it relates and the amount paid up thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

(xiii)	Articles 18 and 20(C)

Articles 18 and 20(C) on share certificates and transfers are proposed to be altered to delete the references to stamp duty payable on share certificates since under current law, no stamp duty is payable on share certificates.

(xiv)	Articles 21, 24 and 27

Article 21 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium). Article 21 is proposed to be altered to delete the words in parenthesis referred to above.

Article 24 provides that any sum (whether on account of the nominal value of the shares or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. Article 24 is proposed to be altered to delete the words in parenthesis referred to above.

Article 27 provides that Directors may from time to time accept payment in advance from members in respect of moneys uncalled and unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 27 is proposed to be altered to delete the words in parenthesis referred to above.

The alterations to Articles 21, 24 and 27 are proposed to be made following the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.

(xv)	Article 37

Article 37 provides (inter alia) that all transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. As there is a reference to the Depository in Article 37, it is proposed that Article 37 be amended to include a reference to its nominee (as the case may be). This is proposed to be inserted to be in line with Sections 130C and 130D of the Companies Act.

(xvi)	Article 40

Article 40 provides that the Directors may refuse to register any instrument of transfer in certain circumstances. Article 40 is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (inter alia) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

(xvii)	Article 48

Article 48 empowers the Directors, subject to shareholders’ approval, to convert paid-up shares into stocks and re-convert stock into paid-up shares of any denomination. The words of “any denomination” are proposed to be deleted following the abolition of par or nominal value of shares pursuant to the Companies (Amendment) Act.

(xviii)	Articles 49 and 50

Article 49 refers to rights of holders of stock to transfer such stock and provides that no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine. Article 49 is proposed to be altered to delete the words in parenthesis referred to above.

Article 50 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 50, to replace the references to “amount of stock” with references to “number of stock units”.

(xix)	Article 53

Article 53 on notice of General Meetings provides that notice of General Meetings is to be given to all members other than those who are not entitled to receive such notices under the provisions of the Articles. This Article is proposed to be altered to provide that notice of General Meetings also need not be given to members who are not entitled to receive such notices under the provisions of the Companies Act. This is to make clear that no notice of General Meeting needs to be given to the Company where it is a member by reason of its holding of its shares as treasury shares.

Article 53 also provides (inter alia) that a General Meeting is deemed to have been duly called notwithstanding that shorter notice has been given if, in the case of an Extraordinary General Meeting, the agreement of a majority in number of the members holding not less than 95% in nominal value of the shares is obtained. This Article is proposed to be altered to replace the reference to “nominal value of the shares” with a reference to “total voting rights”, in order to be in line with Section 177(3)(b) of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

(xx)	Article 63

Article 63 provides that at any General Meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (inter alia):
(a)	not less than five members present in person or by proxy and entitled to vote; or

(b)	a member present in person or by proxy and holding shares in the Company conferring a right to vote being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right.
The provision in sub-paragraph (a) above is proposed to be altered to make clear that the members referred to are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

(xxi)	Article 64

A drafting change is proposed to Article 64 on taking a poll to delete the reference to voting tickets.

(xxii)	Article 67

Article 67 provides that subject and without prejudice to any special privileges or restrictions as to voting attached to any special class of shares, each member entitled to vote at a General Meeting may vote in person or by proxy. This Article is proposed to be altered to make it subject also to new Article 5A, which will provide that the Company shall not exercise any right (including the right to attend and vote at General Meetings) in respect of treasury shares other than as provided by the Companies Act. Article 67 is also proposed to be altered to clarify that where a member is represented by two proxies, only one of the two proxies as determined by the member or failing such determination, by the Chairman of the meeting or a person authorised by him may vote on a show of hands.

(xxiii)	Article 78

Article 78 on corporate representatives is proposed to be altered to provide that a corporate member whose authorised representative is present at any meeting of the Company or of any class of members of the Company shall be deemed to be present in person at any such meeting for the purposes of the Articles, but subject to the Companies Act. This alteration is for consistency with Section 179(4) of the Companies Act, which provides that where a person present at a meeting is authorised to act as the representative of a corporation by virtue of an authority given under Section 179(3), and the person is not otherwise entitled to be present at the meeting, the corporation shall be deemed to be personally present at the meeting for the purposes of Section 179(1).

(xxiv)	Article 112

Article 112 relates to the general power of the Directors to manage the Company’s business. Drafting changes are proposed to align Article 112 with Section 157A(2) of the Companies Act (which is a new provision incorporated into the Companies Act in May 2003), which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of the company require the company to exercise in general meeting.

(xxv) Article 122

Adrafting change is proposed to Article 122 on reserves, to provide that in carrying sums to reserve and in applying the same, the Directors shall comply with the provisions of (inter alia) the Companies Act, if any.

(xxvi)	Article 125

Article 125 relates to the payment of dividends in proportion to the amount paid in respect of the shares. Article 125 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 125 (as proposed to be altered) will also provide that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

(xxvii)	New Article 129A

New Article 129A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.

(xxviii)	Articles 134 and 135

Article 134 is proposed to be altered to permit the issue of bonus shares for which no consideration is payable, and to delete the references to the share premium account and the capital redemption reserve fund since under the Companies (Amendment) Act, any amounts standing to the credit of the Company’s share premium account and the capital redemption reserve becomes part of its share capital.

Consequential alterations are proposed to Article 135.

(xxix)	Article 137

Article 137 provides that the Directors shall cause to be laid before the Company in General Meeting, such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary and that the interval between the close of a financial year and the issue of accounts relating thereto shall not exceed four months. Article 137 is proposed to be altered to provide that the four-month interval is between the close of the financial year and the date of the Company’s Annual General Meeting at which such accounts and reports are to be laid.

(xxx)	New Article 141A and Article 143

Article 141 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. The Companies Act was amended effective April 1, 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 141A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act or any applicable regulations or procedures.

Consequential alterations are proposed to Article 143.

The text of the Articles which are proposed to be altered are set out in Appendix 4 to the Proxy Statement. The proposed alterations to the Articles are subject to shareholders’ approval.
The Board recommends a vote for the resolution set out under Proposal No. 6(h) as described above and in the Notice of the Annual General Meeting.

Proposal No. 6(i)
Adoption of the Proposed Share Purchase Mandate
1.	Background

It is a requirement that a Singapore incorporated company such as STATS ChipPAC which wishes to purchase or acquire its own shares should obtain approval of its shareholders to do so at a general meeting of its shareholders. Accordingly, approval is being sought from shareholders at the Annual General Meeting for a general and unconditional mandate (the “Share Purchase Mandate”) to be given for the purchase or acquisition by STATS ChipPAC of its issued shares (including shares represented by American Depositary Shares (“ADSs”)).

If approved by shareholders at the Annual General Meeting, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of STATS ChipPAC (whereupon it will lapse, unless renewed at such meeting) or until it is varied or revoked by STATS ChipPAC in a general meeting (if so varied or revoked prior to the next annual general meeting).

2.	Rationale for the Share Purchase Mandate

The rationale for STATS ChipPAC to undertake a purchase or acquisition of its shares (including shares represented by ADSs) is as follows:
(a)	In managing our business, management strives to increase shareholders’ value. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which shareholders’ value may be enhanced.

(b)	The Share Purchase Mandate will provide us with greater flexibility in managing our capital and maximising returns to our shareholders. To the extent that STATS ChipPAC has capital and surplus funds that are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to shareholders in an expedient, effective and cost-efficient manner.

(c)	A share repurchase program will also allow management to effectively manage and minimise the dilutive impact (if any) associated with employee or share compensation schemes.

(d)	Share repurchase programs help buffer short-term share price volatility.

(e)	The Share Purchase Mandate will provide STATS ChipPAC the flexibility to undertake share repurchases at any time, subject to market conditions and applicable laws, during the period when the Share Purchase Mandate is in force.
The purchase or acquisition of shares will only be undertaken if it can benefit STATS ChipPAC and shareholders. Shareholders should note that purchases or acquisitions of shares pursuant to the Share Purchase Mandate may not be carried out to the full limit as authorised. No purchase or acquisition of shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of STATS ChipPAC and its subsidiaries (the “Group”) as a whole.

3.	Authority and Limits of the Share Purchase Mandate. The authority and limitations placed on the purchases or acquisitions of shares by STATS ChipPAC under the proposed Share Purchase Mandate, if approved at the Annual General Meeting, are summarised below. STATS ChipPAC intends to effect repurchases of shares in compliance with all applicable laws.
3.1	Maximum number of shares

Only shares which are issued and fully paid-up may be purchased or acquired by STATS ChipPAC. The total number of shares which may be purchased or acquired by STATS ChipPAC pursuant to the Share Purchase Mandate is limited to that number of shares representing not more than 2.5% of the issued ordinary share capital of STATS ChipPAC as at the date of the forthcoming Annual General Meeting at which the Share Purchase Mandate is approved. Any shares which are held as treasury shares will be disregarded for the purposes of computing the 2.5% limit.

3.2	Duration of authority

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting, at which the Share Purchase Mandate is approved, up to:

(a)	the date on which the next annual general meeting of STATS ChipPAC is held or required by law to be held; or

(b)	the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3	Manner of purchases or acquisitions of shares

Purchases or acquisitions of shares may be made by way of:
(a)	on-market purchases (“Market Purchases”), in respect of shares transacted through the SGX-ST’s Central Limit Order Book (CLOB) trading system or in respect of ADSs or in either case on any other securities exchange on which the shares or ADSs may for the time being be listed and quoted, through one or more duly licensed dealers appointed by STATS ChipPAC for the purpose; and/or

(b)	off-market purchases (“Off-Market Purchases”), otherwise than on a securities exchange, in accordance with an equal access scheme or schemes.
The Company may or may not effect any Off-Market Purchases. If it does so, the Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, applicable U.S. federal securities law and the NASDAQ Marketplace rules and the Companies Act as they consider fit in the interests of STATS ChipPAC in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:
(i)	offers for the purchase or acquisition of shares shall be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii)	all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii)	the terms of all the offers are the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.
If STATS ChipPAC wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will comply with all applicable U.S federal securities laws, NASDAQ Marketplace Rules and the Companies Act and will issue an offer document containing at least the following information:
(i)	the terms and conditions of the offer;

(ii)	the period and procedures for acceptances; and

(iii)	the information required under Rules 883(2), (3), (4) and (5) of the Listing Manual and required by the applicable U.S federal securities laws regulating tender offers.
3.4	Purchase Price

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares as determined by the Directors pursuant to the Share Purchase Mandate (both Market Purchases and Off-Market Purchases) must not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST or as the case may be, NASDAQ, at the time the purchase is effected (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) (the “Maximum Price”).
4.	Status of Purchased Shares. A share (including a share represented by an ADS) purchased or acquired by STATS ChipPAC is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the share or ADS will expire on such cancellation) unless such share is held by STATS ChipPAC as a treasury share. Accordingly, the total number of issued shares will be diminished by the number of shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC and which are not held as treasury shares.

5.	Treasury Shares. Under the Companies Act, as amended by the Companies (Amendment) Act, shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act, are summarised below:
5.1	Maximum Holdings

The number of shares (including shares represented by ADSs) held as treasury shares cannot at any time exceed 10% of the total number of issued shares.

5.2	Voting and Other Rights

STATS ChipPAC cannot exercise any right in respect of treasury shares. In particular, STATS ChipPAC cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, STATS ChipPAC shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of STATS ChipPAC’s assets may be made, to STATS ChipPAC in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share into treasury shares of a smaller amount is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

5.3	Disposal and Cancellation

Where shares (including shares represented by ADSs) are held as treasury shares, STATS ChipPAC may at any time:
(a)	sell the treasury shares for cash;

(b)	transfer the treasury shares for the purposes of or pursuant to an employees’ share scheme;

(c)	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)	cancel the treasury shares; or

(e)	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.
6.	Source of Funds. The Company may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits.

The Company will use internal resources or external borrowings or a combination of both to fund purchases or acquisition of shares (including shares represented by ADSs) pursuant to the Share Purchase Mandate.

7.	Financial Effects. The financial effects on the Group arising from purchases or acquisitions of shares (including shares represented by ADSs) which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, whether such shares are purchased or acquired out of profits and/or capital of the Company, the number of such shares purchased or acquired, the price paid for such shares and whether such shares purchased or acquired are held as treasury shares or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 31, 2005, are based on the assumptions set out below.
7.1	Purchase or Acquisition out of Capital or Profits

Under the Companies Act, as amended by the Companies (Amendment) Act, purchases or acquisitions of shares by STATS ChipPAC may be made out of STATS ChipPAC’s capital or profits so long as STATS ChipPAC is solvent.

Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by STATS ChipPAC. Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of capital, the amount available for the distribution of cash dividends by STATS ChipPAC will not be reduced.

7.2	Information as at Latest Practicable Date

As at the Latest Practicable Date, the issued capital of STATS ChipPAC comprised 1,986,801,385 shares. In addition, as at the Latest Practicable Date, there were outstanding and remaining unexercised share options to subscribe for up to an aggregate of 120,548,497 shares. Except in respect of shares which are issuable on exercise of the outstanding share options and ESPP, no shares are reserved for issue by STATS ChipPAC as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 1,986,801,385 shares in issue as at the Latest Practicable Date and assuming no further shares are issued, the purchase by STATS ChipPAC of 2.5% of its issued shares will result in the purchase or acquisition of 49,670,035 shares.

Assuming that STATS ChipPAC purchases or acquires the 49,670,035 shares at the Maximum Price of S$1.197 (approximately US$0.74) for one share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date, the maximum amount of funds required for the purchase or acquisition of the 49,670,035 shares is S$59,454,990 (approximately US$36,648,531). As at the Latest Practicable Date, the exchange rate used was US$1.00 to S$1.6223.

Although the proposed Share Purchase Mandate would authorise the Company to purchase or acquire up to 2.5% of its issued shares (including shares represented by ADSs) as at the date on which the Share Purchase Mandate is approved at the Annual General Meeting, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of its issued shares (including shares represented by ADSs). As set out above, the Company may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits so long as the Company is solvent. With effect from January 30, 2006, all amounts standing to the credit of the Company’s share premium account and any amount standing to the credit of the Company’s capital redemption reserve has become part of the Company’s share capital and can be used for the purchase of its own shares.

As STATS ChipPAC does not have accumulated profits as at December 31, 2005, we have not provided the financial effects on STATS ChipPAC arising from purchases or acquisitions of shares made out of STATS ChipPAC’s profits.

7.3	Illustrative Financial Effects

The financial effects on the Group arising from purchases or acquisitions of shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, inter alia, the aggregate number of shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, and the consideration paid at the relevant time and whether the shares purchased or acquired are cancelled or held as treasury shares. The assumptions include the following:
(a)	the Share Purchase Mandate had been effective on January 1, 2005, and STATS ChipPAC had purchased 49,670,035 shares on January 1, 2005.

(b)	For purposes of deriving the “Net Tangible Assets Per Share” and the “Basic and Diluted Earnings Per Share and ADS”, the 10,509,360 shares which were issued pursuant to the ESPP and the exercise of the share options between December 31, 2005 and the Latest Practicable Date, had been issued on January 1, 2005;

(c)	no issuance of shares from the exercise of share options after the Latest Practicable Date; and

(d)	the purchase consideration of S$59,454,990 (approximately US$36,648,531) had been funded from external borrowings at an effective interest rate of 6.41% per annum.
For illustrative purposes only and on the basis of the assumptions set out above, the financial effects of the:
(i)	acquisition of 49,670,035 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and held as treasury shares; and

(ii)	acquisition of 49,670,035 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and cancelled, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 31, 2005 would be as set out on the following pages:

(a) Purchases made entirely out of capital and held as treasury shares

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital and Additional Paid-in Capital	1,820,170	1,820,170
Accumulated Other Comprehensive Loss	(8,572)	(8,572)
Accumulated Deficit	(669,946)	(672,179)

	1,141,652	1,139,419
Treasury Shares	—	(36,649)

Total Shareholders’ Equity	1,141,652	1,102,770

Net Tangible Assets	594,916	556,034
Current Assets	607,714	607,714
Current Liabilities	357,345	396,227
Total Borrowings	821,738	858,387
Cash and Cash Equivalents	224,720	224,720
Net Debt	597,018	633,667
Number of Shares (‘000)	1,986,801	1,986,801 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.30	0.29
Gross Debt Gearing (%)(i)	72.0	77.8
Net Debt Gearing (%)(ii)	52.3	57.5
Current Ratio (times)(iii)	1.70	1.53
Basic and Diluted Earnings Per Share (US cents)	(0.01)	(0.01)
Basic and Diluted Earnings Per ADS (US cents)	(0.13)	(0.15)

*	Includes the 49,670,035 shares that are held as treasury shares and is computed based on 1,986,801,385 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

(b) Purchases made entirely out of capital and cancelled

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital and Additional Paid-in Capital	1,820,170	1,783,521
Accumulated Other Comprehensive Loss	(8,572)	(8,572)
Accumulated Deficit	(669,946)	(672,179)

	1,141,652	1,102,770
Treasury Shares	—	—

Total Shareholders’ Equity	1,141,652	1,102,770

Net Tangible Assets	594,916	556,034
Current Assets	607,714	607,714
Current Liabilities	357,345	396,227
Total Borrowings	821,738	858,387
Cash and Cash Equivalents	224,720	224,720
Net Debt	597,018	633,667
Number of Shares (‘000)	1,986,801	1,937,131 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.30	0.29
Gross Debt Gearing (%)(i)	72.0	77.8
Net Debt Gearing (%)(ii)	52.3	57.5
Current Ratio (times)(iii)	1.70	1.53
Basic and Diluted Earnings Per Share (US cents)	(0.01)	(0.01)
Basic and Diluted Earnings Per ADS (US cents)	(0.13)	(0.15)

*	Excludes the 49,670,035 shares cancelled and is computed based on 1,986,801,385 shares in issue at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

The financial effects set out above are for illustrative purposes only and based on the aforementioned assumptions. It is important to note that the above analysis is based on the historical numbers in respect of the financial year ended December 31, 2005 and is not necessarily indicative of future performances. Although the Share Purchase Mandate would authorise STATS ChipPAC to purchase or acquire up to 2.5% of the issued shares (including shares represented by ADSs), STATS ChipPAC may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of the issued shares (including shares represented by ADSs). In addition, STATS ChipPAC may cancel all or part of the shares repurchased or hold all or part of the shares repurchased in treasury.
8.	Shares Repurchased
8.1	Disclosure of total number of shares repurchased

STATS ChipPAC, as a foreign private issuer, is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission, which requires disclosure, among other things, for each of the preceding twelve months during its most recently completed financial year, of the total number of shares repurchased as part of a publicly announced program and the maximum number (or approximate dollar value) of shares that may yet be purchased under the program.

8.2	Insider Trading Policy

STATS ChipPAC has an Insider Trading Policy (the “Insider Trading Policy”) which guides and assists the Company and its directors, officers and employees in the handling of corporate information and to prevent violations, whether inadvertent or otherwise, of the restrictions on insider trading under applicable laws and stock exchange rules. STATS ChipPAC will undertake any purchase or acquisition of shares pursuant to the proposed Share Purchase Mandate in compliance with applicable insider trading laws and regulations.

8.3	Public Shareholders

As at the Latest Practicable Date, approximately 57% of the issued shares are held by shareholders other than our substantial shareholders, Temasek Holdings (Private) Limited (“Temasek Holdings”) and FMR Corp., and our directors. Accordingly, STATS ChipPAC is of the view that there is a sufficient number of the shares in issue held by public shareholders which would permit STATS ChipPAC to undertake purchases or acquisitions of its issued shares (including shares represented by ADSs) through Market Purchases up to the full 2.5% limit pursuant to the Share Purchase Mandate without affecting the listing status of the shares on the SGX-ST, and that the number of shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.
9.	Take-over Implications. Appendix 2 of the Singapore Code on Take-overs and Mergers (the “Code”) contains the Share Buy-Back Guidance Note applicable as at the Latest Practicable Date. The take-over implications arising from any purchase or acquisition by STATS ChipPAC of its shares are set out below:
9.1	Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by STATS ChipPAC of its shares, a shareholder’s proportionate interest in the voting capital of STATS ChipPAC increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Code. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of STATS ChipPAC, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code.

9.2	Persons Acting in Concert

Under the Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:
(a)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b)	a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.
The circumstances under which shareholders of STATS ChipPAC (including Directors of STATS ChipPAC) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by STATS ChipPAC are set out in Appendix 2 of the Code.

9.3	Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of STATS ChipPAC and persons acting in concert with them will incur an obligation to make a take-over offer for STATS ChipPAC under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a shareholder not acting in concert with the Directors of STATS ChipPAC will not be required to make a take-over offer under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such shareholder in STATS ChipPAC would increase to 30% or more, or, if such shareholder holds between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such shareholder would increase by more than 1% in any period of six months. Such shareholder need not abstain from voting in respect of Resolution 6(i) authorising the Share Purchase Mandate.
10.	Securities Industry Council rulings applicable to STATS ChipPAC

As at January 31, 2006, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings , had a direct interest in 712,228,050 shares representing approximately 36% of the issued shares. Temasek Holdings therefore has a deemed interest in 36% of the issued shares. Temasek Holdings also has an indirect interest in 67,000 shares held in aggregate by DBS Group Holdings Ltd (“DBSH”) and its subsidiaries.

In the event that STATS ChipPAC should obtain a mandate from its shareholders to purchase or acquire up to 2.5% of its issued shares (including shares represented by ADSs), and pursuant to the Share Purchase Mandate, purchase or acquire its issued shares (including shares represented by ADSs), STSPL’s holding in the issued shares could increase from approximately 36% to approximately 37% (based on the issued share capital of STATS ChipPAC as at the Latest Practicable Date). Under the Code, STSPL (and therefore, Temasek Holdings) would incur a mandatory take-over obligation for issued shares.

Although Peter Seah Lim Huat is a member of the Temasek Advisory Panel, neither he nor any of the other STATS ChipPAC Directors are nominees of Temasek Holdings or any parties acting in concert with it.

Temasek Holdings has obtained the following rulings from the Securities Industry Council (the “SIC”):
(a)	Directors

The SIC has confirmed that the Directors who are neither nominees nor directors of Temasek Holdings are not presumed to be concert parties of Temasek Holdings, in respect of STATS ChipPAC.

(b)	Head Company Groups, Foreign Affiliates and Funds of Hedge Funds

The SIC has ruled that the Temasek Companies[1] are not acting in concert with the Head Company Groups[2] and/or the Foreign Affiliate Groups[3] to obtain control of STATS ChipPAC and that accordingly, the shareholdings in STATS ChipPAC of the Temasek Companies will not be aggregated with the present and future holdings of shares of the Head Company Groups and/or the Foreign Affiliate Groups for the purposes of Rule 14 of the Code, subject to each Head Company and each Foreign Affiliate submitting a written confirmation to the effect that:

[1]	“Temasek Companies” means Temasek Holdings and its subsidiaries and associated companies (other than the Head Company Groups, the Foreign Affiliate Groups and the Funds of Hedge Funds).

[2]	“Head Company Group” means each Head Company as set out in Part 1 of Appendix 5 to this Proxy Statement and its subsidiaries and associated companies. Head Companies are together called the “Head Companies” and individually, a “Head Company”.

[3]	“Foreign Affiliate Group” means each Foreign Affiliate as set out in Part 2 of Appendix 5 to this Proxy Statement and its subsidiaries and associated companies. Foreign Affiliates are together called the “Foreign Affiliates” and individually, a “Foreign Affiliate”.

(i)	neither it nor any of its subsidiaries and associated companies have any agreement, arrangement or understanding (whether formal or informal) with the Temasek Companies to acquire shares to obtain or consolidate effective control of STATS ChipPAC;

(ii)	the Temasek Companies have not been and will not be involved in the decision by it and/or its subsidiaries and associated companies to acquire shares; and

(iii)	there is no significant relationship (other than the one that is the subject of the ruling sought) between it and/or its subsidiaries and associated companies on the one hand and the Temasek Companies on the other hand, which may give rise to an inference that it and/or its subsidiaries and associated companies are acting in concert with the Temasek Companies in relation to STATS ChipPAC.
The SIC has also ruled that the presumption that the Temasek Companies is acting in concert with the Funds of Hedge Funds[4] is not rebutted. However, the Funds of Hedge Funds are not presumed to be acting in concert with the Hedge Funds (in which the Funds of Hedge Funds invest) (the “Hedge Funds”).

If and notwithstanding that they are aware that the announcement of the proposed share purchase by STATS ChipPAC is imminent and that the Share Purchase Mandate is still in force:
(1)	the Head Company Groups and/or the Foreign Affiliate Groups may acquire shares; and

(2)	the Funds of Hedge Funds may acquire interests in the Hedge Funds which hold shares, subject to the condition that the Funds of Hedge Funds:-
(aa)	do not have any agreement, arrangement or understanding (whether formal or informal) with such Hedge Funds to acquire any shares to obtain or consolidate effective control of STATS ChipPAC; and

(bb)	have not been and will not be involved in the decision by the Hedge Funds to acquire shares, without causing Temasek Holdings and its concert parties, the Head Company Groups, the Foreign Affiliate Groups and/or the Funds of Hedge Funds to be required make a general offer for STATS ChipPAC.

(c)	Temasek Holdings and its Concert Parties

Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) will be exempted from making a general offer for STATS ChipPAC if Temasek Holdings’ interest in shares increase by more than 1% in any six-month period solely as a result of the purchases by STATS ChipPAC of its shares (including shares represented by ADSs) under the Share Purchase Mandate, subject to the following conditions:
(i)	the proxy statement on the resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the Share Purchase Mandate, shareholders are waiving their rights to a general offer at the required price from Temasek Holdings and its concert parties (including STSPL and the Temasek Companies), who as a result of STATS ChipPAC buying back its shares would increase their voting rights by more than 1% in any six-month period; and the names of Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) and their voting rights at the time of the resolution and after the proposed share purchase by STATS ChipPAC, under the Share Purchase Mandate are disclosed in the same proxy statement;

(ii)	the resolution to authorise the Share Purchase Mandate is approved by a majority of those shareholders present and voting at the meeting on a poll who could not become obliged to make an offer as a result of the proposed share purchase by STATS ChipPAC, under the Share Purchase Mandate;

(iii)	Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) shall abstain from voting and/or recommending shareholders to vote in favour of the resolution to authorise the Share Purchase Mandate; and

(iv)	Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) have not acquired and will not acquire any shares between the date on which they know that the announcement of the buy-back is imminent and the earlier of:
(1)	the date the authority of the Share Purchase Mandate expires; and

[4]	“Funds of Hedge Funds” means the entities set out in Part 3 of Appendix 5 to this Proxy Statement.

(2)	the date on which STATS ChipPAC announces it has bought back such number of shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its shares, as the case may be, if such acquisitions, taken together with those purchased by STATS ChipPAC under the Share Purchase Mandate, would cause their aggregate voting rights in STSPL to increase to by more than 1% in any six-month period.
(d)	Invalidation of SIC Rulings

The SIC’s rulings in respect of the Directors, the Head Company Groups and/or the Foreign Affiliate Groups will be invalidated should subsequent evidence indicate that any of the Directors, the Head Company Groups and/or the Foreign Affiliate Groups are or have been acting in concert with Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) with respect to STATS ChipPAC. In reviewing such evidence, the SIC will consider, amongst others, the pattern, volume, timing and price of purchase of the shares, and, in the case of the Foreign Affiliates which are funds, the investment mandate and focus of such funds.
Advice to Shareholders
Shareholders are advised that by voting in favour of the Ordinary Resolution relating to the Share Purchase Mandate, they will be waiving their rights to a take-over offer at the required price from Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) who, as a result of the purchase or acquisition of shares by STATS ChipPAC pursuant to the Share Purchase Mandate, would increase their collective interest in the shares by more than 1% in any period of six months.
Voting rights of Temasek Holdings and its concert parties (including STSPL and the Temasek Companies) before and after share purchase
Based on the direct holdings of shares of STSPL as at the Latest Practicable Date, and assuming that:
(a)	there is no change in its direct holdings of shares between the Latest Practicable Date and the date of the Annual General Meeting;

(b)	no new shares are issued to STSPL by STATS ChipPAC following approval being received from shareholders at the Annual General Meeting for the Share Purchase Mandate; and

(c)	STSPL does not sell or otherwise dispose of its holdings of shares, the respective holdings of shares of STSPL as at the date of the Annual General Meeting and after the purchase by STATS ChipPAC of 2.5% of the issued shares (including shares represented by ADSs) pursuant to the Share Purchase Mandate are as follows:

	Before Share Purchase		After Share Purchase
(as at February 28, 2006)
		% of total issued		% of total issued
	No. of shares	shares	No. of shares	shares

STSPL	712,228,050	35.85	712,228,050	36.77
Shareholders are advised to consult their professional advisers and/or the SIC at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by STATS ChipPAC.
The Board recommends a vote for the resolution set out under Proposal No. 6(i) as described above and in the Notice of the Annual General Meeting.

Other Business
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

Directors and Senior Management
The following table sets forth the name, age (as at January 31, 2006) and position of each director and member of senior management:

Name	Age	Position
Board of Directors
Charles R. Wofford (1)(2)(3)(4)	72	Chairman of our Board of Directors
Lim Ming Seong (5)	58	Deputy Chairman of our Board of Directors
Tan Lay Koon	47	Director, President and Chief Executive Officer
Peter Seah Lim Huat (6)(7)	59	Director
Tay Siew Choon (8)(9)	58	Director
Steven H. Hamblin (1)(6)(9)(10)	57	Director
Richard J. Agnich (1)(7)(11)	62	Director
Robert W. Conn (1)	63	Director
R. Douglas Norby (1)(10)	70	Director
Park Chong Sup (1)(8)	58	Director

Senior Management
Wan Choong Hoe	52	Corporate Vice President, Chief Operating Officer
Michael G. Potter	39	Corporate Vice President, Chief Financial Officer
Han Byung Joon	46	Corporate Vice President, Chief Technology Officer
Jeffrey R. Osmun	42	Corporate Vice President, Worldwide Sales and Marketing
Ng Tiong Gee	43	Corporate Vice President, Chief Information Officer
Scott J. Jewler	40	Corporate Vice President, Chief Strategy Officer
Dennis W. Daniels	51	Corporate Vice President, Human Resources
Janet T. Taylor	48	Corporate Vice President, General Counsel

(1)	Determined by our Board to be independent under Rule 4200 of the NASDAQ Marketplace Rules.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource & Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Chairman of the Budget Committee.

(6)	Member of the Executive Resource & Compensation Committee.

(7)	Member of the Nominating and Corporate Governance Committee.

(8)	Member of the Budget Committee.

(9)	Member of the Executive Committee.

(10)	Member of the Audit Committee.

(11)	Chairman of the Audit Committee.

Our Board held four meetings in person in 2005. The average attendance by directors at Board meetings they were scheduled to attend was 93%.
Dr. Robert W. Conn, Mr. R. Douglas Norby and Dr. Park Chong Sup were nominated for election as our directors pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our directors at our extraordinary shareholders’ meeting on August 4, 2004.
Other than with respect to these three persons, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no family relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of Singapore Technologies Pte Ltd (“STPL”), the parent company of our controlling shareholder, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek Holdings, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek Advisory Panel in January 2005. Mr. Lim Ming Seong was an employee of STPL until January 31, 2002 and immediately thereafter became a Corporate Advisor to STPL until January 31, 2004. Mr. Tay Siew Choon was an employee of STPL until March 31, 2004 and immediately thereafter became a Corporate Advisor of STPL until December 31, 2004.
Board of Directors
Charles R. Wofford
Mr. Charles R. Wofford has been a member of our Board of Directors since February 1998. He was appointed Chairman of our Board of Directors in August 2002 and re-appointed to our Board of Directors in 2003, 2004 and 2005. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts degree from Texas Western College.
Lim Ming Seong
Mr. Lim Ming Seong became our Deputy Chairman in June 1998 and was re-elected to our Board of Directors in 2001. He is the Chairman of CSE Global Ltd, formerly known as CSE Systems & Engineering Ltd, and sits on the boards of StarHub Ltd and several other companies. Since joining STPL in December 1986, he has held various senior positions in the former Singapore Technologies group, including as Group Director of STPL until January 31, 2002. Prior to joining STPL, he was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. He also participated in the Advanced Management Programs at INSEAD and Harvard University.
Tan Lay Koon
Mr. Tan Lay Koon was appointed our President and Chief Executive Officer on June 26, 2002. He was appointed to our Board of Directors on the same date. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
Mr. Peter Seah Lim Huat was appointed to our Board of Directors in July 2002. He has been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for the past 33 years, retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd. (“Chartered”) and StarHub Ltd. His other appointments include being a member of the Institute of Defence and Strategic Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

Tay Siew Choon
Mr. Tay Siew Choon was appointed to our Board of Directors in July 2002. He was the Deputy Chairman of Green Dot Capital Pte Ltd, a subsidiary of Temasek Holdings until February 28, 2006. He was the Chief Operating Officer and managing director of STPL until April 1, 2004 and was a Corporate Advisor of STPL until December 31, 2004. He is also the Chairman of SNP Corporation Ltd and Co-Chairman of NexGen Financial Holdings Limited. He is also a board member of Chartered, Straco Corporation Limited, Pan-United Corporation Ltd and SNP-Leefung Holdings Limited. Mr. Tay graduated from Auckland University in 1970 with a Bachelor of Engineering in Electrical Engineering under the Colombo Plan Scholarship and a Master of Science in System Engineering from the former University of Singapore in 1974.
Steven H. Hamblin
Mr. Steven H. Hamblin was appointed to our Board of Directors in June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Marketing Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin is also a board member of Chartered. He received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.
Richard J. Agnich
Mr. Richard J. Agnich was appointed to our Board of Directors in October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his B.A. in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.
Robert W. Conn
Dr. Robert W. Conn was appointed to our Board of Directors in August 2004. Dr. Conn was a member of the board of directors of ChipPAC prior to the merger. Dr. Conn has been the Managing Director of Enterprise Partners Venture Capital since July 2002. Dr. Conn served as Dean of the Jacobs School of Engineering, University of California, San Diego, from 1994 to 2002. From 1980 to 1994, Dr. Conn served as Professor of Engineering and Applied Science at the University of California, Los Angeles (UCLA), where he was founding director of the Institute of Plasma and Fusion Research. Dr. Conn co-founded a semiconductor equipment company in 1986, Plasma & Materials Technologies, now Trikon Technologies, and was Chairman of the Board through 1993. Dr. Conn is a member of the U.S. National Academy of Engineering, and served in 1997 and 1998 as a member of the U.S. President’s Committee of Advisors on Science and Technology Panel on Energy R&D Policy for the 21st Century. As Managing Director of a venture capital firm, Dr. Conn serves as a director of nine private companies: NEXX Systems, Inc., Pivotal Systems, Inc., PathScale, Inc., Nuelight Inc., 3Leaf Networks, Inc., Ascendent Systems, Inc., Quorum Systems, Inc., Tarari Systems, Inc. and Novowave, Inc. He is a member of one other public company board, Intersil Corporation, and serves on Intersil’s nominating and compensation committees. Dr. Conn received his Bachelor of Science in Chemical Engineering and Physics from the Pratt Institute. He received a Masters of Science in Mechanical Engineering and a Ph.D in Engineering Science from the California Institute of Technology.
R. Douglas Norby
Mr. R. Douglas Norby was appointed to our Board of Directors in August 2004. Mr. Norby was a member of the board of directors of ChipPAC prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of LSI Logic Corporation, Alexion Pharmaceuticals, Inc., Jazz Semiconductor, Inc. and Neterion, Inc. and serves as the Chairman of Alexion’s, Jazz Semiconductor’s and Neterion’s audit committee. He received his B.A. in Economics from Harvard University and M.B.A. from Harvard Business School.

Park Chong Sup
Dr. Park Chong Sup was appointed to our Board of Directors in August 2004. Dr. Park was a member of the board of directors of ChipPAC prior to the merger. Dr. Park has been the Chairman and Chief Executive Officer of Maxtor Corporation since November 2004. Dr. Park served as Investment Partner and Senior Advisor at H&Q Asia Pacific from April 2004 until September 2004, and as Managing Director from November 2002 until March 2004. Dr. Park served as the Chairman and Chief Executive Officer of Hynix Semiconductor Inc. (formerly Hyundai Electronics Industries Co. Ltd.) from April 2000 to May 2002. He served as President and Chief Executive Officer of Hyundai Electronics America, Inc. from September 1996 to October 1999 and Chairman from November 1999 to May 2002. Dr. Park is a director of Smart Modular Technologies, Inc. Dr. Park holds a B.A. in Management from Yonsei University, an M.A. in Management from Seoul National University, an M.B.A. from the University of Chicago and a Doctorate in Management from Nova Southeastern University.
Committees of the Board of Directors
Audit Committee
The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under the NASDAQ Marketplace Rules. Since 2004 and currently, the members of the Audit Committee are Mr. Richard J. Agnich (Chairman), Mr. Steven H. Hamblin and Mr. R. Douglas Norby. The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
The Audit Committee held four meetings in 2005.
Executive Resource & Compensation Committee
The current members of the Executive Resource & Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Steven H. Hamblin. In January 2006, Mr. Seah resigned as Chairman of the Executive Resource & Compensation Committee and Mr. Wofford was appointed Chairman. Also in January 2006, Mr. Lim Ming Seong resigned as a member of the Executive Resource & Compensation Committee and Mr. Hamblin was appointed as a member.
The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long term sustainability of business and long term shareholders’ return.
Prior to July 2005, the specific duties and responsibilities of the Executive Resource & Compensation Committee included the following:
•	Review and approve the compensation policies and incentive programs for key management executives;

•	Consider, review and approve the entire specific remuneration package and service contract terms for each key management executive, except that the compensation of the Chief Executive Officer was further required to be approved by our Board; and

•	Review and approve all our option plans, stock plans and other equity based plans.
NASDAQ Marketplace Rule 4350 (c) regarding director independence was required to be implemented by foreign private issuers with effect from July 31, 2005. Accordingly, in July 2005, our Board adopted a new charter for our Executive Resource & Compensation Committee. From July 31, 2005 to December 31, 2005, because Mr. Seah and Mr. Lim do not qualify as independent directors under the NASDAQ Marketplace Rules, any compensation decision with regard to our chief executive officer or any other executive officers would have been determined by or recommended to the Board for determination by a majority of our independent directors. Our chief executive officer would have been required to recuse himself from all deliberations and voting in respect of his compensation. During such period, the duties and responsibilities of the Executive Resource & Compensation Committee did not include any compensation decision with regard to our chief executive officer or any other executive officer.

In January 2006, our Board adopted a new charter for our Executive Resource & Compensation Committee which became effective on January 16, 2006. Our Board has resolved, with effect from January 16, 2006, to rely on the exemption provided by NASDAQ to permit foreign private issuers to follow home country corporate governance practices in lieu of NASDAQ Marketplace Rule 4350(c)(3). Accordingly, in lieu of NASDAQ Marketplace Rule 4350(c)(3) that requires the compensation of the chief executive officer and all other executive officers of a NASDAQ-listed company to be determined, or recommended to our Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Executive Resource & Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the NASDAQ Marketplace Rules and the Singapore code of corporate governance. Mr. Peter Seah Lim Huat does not qualify as an independent director under the NASDAQ Marketplace Rules or the Singapore code of corporate governance.

•	The Executive Resource & Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity based plan) of each senior management executive. The Executive Resource & Compensation Committee also reviews and approves all our option plans, stock plans and other equity based plans.
The Executive Resource & Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long term sustainability of business and long term shareholders’ return.
Specifically, the duties and responsibilities of the Executive Resource & Compensation Committee included the following:
•	Review and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to key management executives;

•	Consider, review, vary and make recommendations to the board with respect to the entire specific remuneration package and service contract terms for each key management executive;

•	Review and approve all our option plans, stock plans and other equity based plans; and

•	Approve the remuneration framework, including director’s fees for our non-executive directors.
The Executive Resource & Compensation Committee held six meetings in 2005.
Budget Committee
The Budget Committee currently consists of Mr. Lim Ming Seong (Chairman), Mr. Tay Siew Choon and Dr. Park Chong Sup. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.
The Budget Committee held four meetings in 2005.
Executive Committee
The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Tay Siew Choon and Mr. Steven H. Hamblin. The main objective of the Executive Committee is to enable our Board to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board.
The Executive Committee held four meetings in 2005.
Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Richard J. Agnich. In 2005, the members of the Nominating and Corporate Governance Committee were Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Lim Ming Seong. In January 2006, Mr. Lim Ming Seong resigned as a member of the Nominating and Corporate Governance Committee and Mr. Richard J. Agnich was appointed as a member.

NASDAQ Marketplace Rule 4350 (c) regarding director independence was required to be implemented by foreign private issuers with effect from July 31, 2005. Accordingly, in July 2005, our Board adopted a new charter for our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.
From July 31, 2005 to December 31, 2005, because Mr. Seah and Mr. Lim do not qualify as independent directors under the NASDAQ Marketplace Rules, any director nominees would have been selected by or recommended to the Board for selection by a majority of our independent directors. During such period, the duties and responsibilities of the Nominating and Corporate Governance Committee did not include the selection of or recommendation to the Board for selection by a majority of our independent directors, any director nominees.
In January 2006, our Board adopted a new charter for our Nominating and Corporate Governance Committee which became effective on January 16, 2006. Our Board has resolved, with effect from January 16, 2006, to rely on the exemption provided by NASDAQ to permit foreign private issuers to follow home country corporate governance practices in lieu of NASDAQ Marketplace Rule 4350(c)(3). Accordingly, in lieu of NASDAQ Marketplace Rule 4350(c)(3) that requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we follow the following practice which is consistent with the Singapore code of corporate governance:
•	The Nominating and Corporate Governance Committee comprises not less than three members, the majority of whom, including the Chairman, qualify as independent directors under the NASDAQ Marketplace Rules and the Singapore code of corporate governance. Mr. Seah does not qualify as an independent director under the NASDAQ Marketplace Rules or the Singapore code of corporate governance.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become Board members;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board;

(iv)	the development and recommendation to our Board of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	oversight of the evaluation of our Board and Board committees.
The Nominating and Corporate Governance Committee held one meeting in 2005.
Senior Management
Wan Choong Hoe
Mr. Wan Choong Hoe was appointed Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (“National Semiconductor”), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd. and, from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.
Michael G. Potter
Mr. Michael G. Potter was appointed Chief Financial Officer in August 2004. Mr. Potter was Acting Chief Financial Officer of ChipPAC prior to the merger, a position he had held since April 2004. Prior to that time, he served as Corporate Controller of ChipPAC from October 2000 through April 2004. Prior to joining ChipPAC, Mr. Potter held several executive positions at Honeywell Inc., including serving as Controller for a Strategic Business Unit of Honeywell. Mr. Potter started his career at KPMG Peat Marwick. Mr. Potter holds a Bachelor of Commerce degree, Accounting, from Concordia University and a Graduate Diploma of Public Accountancy from McGill University. He is also a chartered accountant.

Han Byung Joon
Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.
Jeffrey R. Osmun
Mr. Jeffrey R. Osmun was appointed Corporate Vice President, Worldwide Sales and Marketing, Operations in September 2002. Mr. Osmun joined us in September 1999 as Director of Sales, U.S. Central Region and was later appointed Vice President, North American Sales. Prior to that, he served as National Sales Manager of Kyocera America Inc. and, before that, held the post of Director of Development — College of Engineering and Applied Sciences for Lehigh University. Mr. Osmun received his Bachelor of Science in Mechanical Engineering from Lehigh University in 1985.
Ng Tiong Gee
Mr. Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master’s Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.
Scott J. Jewler
Mr. Scott J. Jewler joined us as our Chief Strategy Officer in August 2004. Prior to joining us, Mr. Jewler held various executive positions at Amkor Technology, Inc., including President of Amkor Technology Taiwan and Senior Vice President, Assembly Business Unit. Before that, he held various manufacturing operations positions at Mitsubishi Semiconductor America, Inc. Mr. Jewler holds five U.S. patents in the area of integrated circuit packaging. Mr. Jewler graduated from Clemson University with a Bachelor of Science degree in Mechanical Engineering.
Dennis W. Daniels
Mr. Dennis W. Daniels was appointed Corporate Vice President, Human Resources in August 2004. Mr. Daniels was Vice President, Corporate Administration and Human Resources at ChipPAC prior to the merger, a position he had held since November 2003. Prior to joining ChipPAC, he held several executive human resources positions at Solectron Corp, Chase Manhattan Mortgage Corp, PepsiCo and Tenneco Oil Corp. Before that, Mr. Daniels was an officer in the United States Marine Corps. Mr. Daniels holds a Bachelor of Science degree in Journalism from the University of Kansas and a Master’s degree in Public Administration from the University of Missouri.
Janet T. Taylor
Ms. Janet T. Taylor was appointed Corporate Vice President, General Counsel in June 2005. Prior to joining our company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts degree (History) from the University of Texas and a Bachelor of Business Administration degree (Accounting) from Sam Houston State University.

Compensation of Directors and Senior Management
In 2005, the aggregate amount of compensation and bonus paid for all of our directors and senior management was approximately US$4.7 million. In addition, a bonus in the amount of US$360,799 was approved for Mr. Tan Lay Koon and bonuses in the aggregate amount of US$503,893 were approved for our senior management (excluding Mr. Tan, our Executive Director) by our Executive Resources & Compensation Committee with respect to services rendered in 2005 which will be paid in 2006.

		Non executive
	Executive Directors	Directors (1)	Total (2)
	(In US$)	(In US$)	(In US$)
Charles R. Wofford		110,840	110,840
Lim Ming Seong		58,000	58,000
Tan Lay Koon	1,079,518 (3)		1,079,518
Peter Seah Lim Huat		47,160	47,160
Tay Siew Choon		41,000	41,000
Steven H. Hamblin		70,000	70,000
Richard J. Agnich		45,000	45,000
Robert W. Conn		35,000	35,000
R. Douglas Norby		41,000	41,000
Park Chong Sup		41,000	41,000
Senior management (excluding our Executive Director) as a group			3,129,007

	1,079,518	489,000	4,697,525

(1)	We will seek approval at the Annual General Meeting for the payment of directors’ fees of approximately US$489,000 for the financial year ended December 31, 2005.

(2)	Does not include compensation given in the form of stock options. For more information on share options granted to our directors, see the “Share Options for Directors” section of this Proxy Statement.

(3)	Includes bonus in the amount of US$601,332 paid in 2005 with respect to services rendered in 2004.
As of January 31, 2006, we have ten directors on our Board. Our executive director does not receive any directors’ fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2005 will be submitted for approval by our shareholders at the Annual General Meeting.
We have provided to our directors and officers customary directors and officers liability insurance cover.
We have engaged an outside consultant to advise us on our overall compensation scheme. Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can now repurchase shares out of capital, as well as from profits, so long as the company is solvent and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. As part of our re-evaluation of our overall compensation scheme, our Board has determined that it would be in the best interest of our Company and our shareholders, subject to shareholders’ approval, to adopt a revised compensation scheme, including a share repurchase program within specified mandates, at the Annual General Meeting. Any such repurchases would be made in compliance with all applicable laws. We also understand that Temasek Holdings has obtained a ruling from the Securities Industry Council of Singapore that, subject to certain conditions, Temasek Holdings and its concert parties will be exempted from making a general offer for our Company if Temasek Holdings’ interest in our Company’s shares increases by more than 1% in any six-month period solely as a result of the purchases by our Company of our Company’s shares under a share repurchase program.
The revised compensation scheme would continue to include a short term (annual) incentive plan, as currently in place, to reward our senior executives and other eligible employees for their performance and contributions. The short term incentive plan is and would continue to be funded by a pool of monies that we would set aside based on a predetermined aggregate percentage of payroll. Payment in 2005 is, and would continue to be in 2006, dependant on the level of achievement against corporate financial targets as well as plant and functional goals. Each participant would continue to have a bonus target as a percentage of base salary.
In addition to the short term incentive plan, senior executives and other designated employees would also be eligible to receive share options under our employee share option plan. Grants under the employee share option plan would be determined by job level and individual performance and vesting would be over a four-year period.
The employee share option plan would be phased out over a one-year period and replaced by long term incentives in the form of restricted shares. Therefore, we anticipate that one-half of the share based compensation for 2006 would be granted pursuant to the employee share option plan and the other half would be granted pursuant to the restricted share plan. Grants of restricted shares would be based on our Company’s performance against certain financial goals and vesting would be over a three-year period.
Further, it is anticipated that Mr. Tan Lay Koon and a very limited group of the most senior executives would be eligible to participate in an additional restricted share plan. Under the proposed restricted share plan, fully vested shares would be granted based on grant targets for each eligible participant based on our Company’s achievement of certain financial “stretch” goals. Finally, we expect that Mr. Tan Lay Koon and a very limited group of the most senior executives would participate in a modified long term cash incentive plan based on measuring Economic Value Added (as defined earlier in this Proxy Statement, “EVA”). EVA improvement year over year would fund a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed (one-third paid to the participant and two-thirds held in an individual EVA bank account for each of the participants).
Prior to 2005, the group incentive EVA pool was derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool was based on the collective achievement of the corporate goals, achievement of individual performance targets as well as his or her scoring on corporate values. Each senior executive had his or her own notional EVA bank account. The bonus earned each year was added to his or her notional EVA bank account, and payment was made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan with regard to EVA was suspended for the year 2005 while our compensation plan is under review. It is anticipated that this plan will be modified for 2006 as described above.
We do not provide any post-retirement benefits, other than pursuant to the plans required or permitted by local regulations and described below.
Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens and Singapore permanent residents. The aggregate expenses under this plan were US$4.0 million for 2003, US$4.6 million for 2004 and US$4.8 million for 2005.
Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately US$0.7 million and US$1.9 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of US$2,600 upon their mandatory retirement from their employment at age 55 years. We paid US$5,300 and US$21,200 for such retirement payments for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our Chinese employees. From August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005, the aggregate expenses under this plan were US$1.2 million and US$1.8 million, respectively.
Winstek operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. Winstek contributes its pension obligations to Central Trust of China, as required by the Labor Standards Law. The funding of the pension plan is determined in accordance with statutory funding requirements. Winstek is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. Winstek’s total expenses under this plan were US$46,000 for 2003, US$76,000 for 2004 and US$55,000 for 2005.
STATS ChipPAC, Inc. and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan to which we contribute up to 6% of eligible employee compensation at the rate of 50% of employee contributions to the 401(k) plan. Our matching contributions under the 401(k) plan were US$258,000, US$320,000 and US$395,000 for the year ended December 31, 2003, 2004 and 2005, respectively. The matching contributions are accrued monthly and adjusted when the actual amounts are calculated. The expenses relating to the plan are US$15 per person per quarter and are accrued on a monthly basis. Returns of the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. (formerly ChipPAC Korea Company Ltd), based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately US$1.8 million and US$6.3 million, respectively.
Under the National Pension Act of South Korea, STATS ChipPAC Korea is required to contribute a certain percentage for pension based on the employees’ salary to the Korean National Pension Fund. The expense for the pension benefits for the period August 5, 2004 to December 31, 2004 and for the year ended December 31, 2005 were approximately US$0.7 million and US$2.1 million, respectively.
Share Ownership for Directors and Senior Management
Based on an aggregate of 1,976,627,005 ordinary shares outstanding as of January 31, 2006, each of our directors and senior management officers has a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.
Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
All our ordinary shares have identical rights in all respects and rank equally with one another.

Share Options for Directors
The following table contains information pertaining to share options held by our directors as of January 31, 2006.

	Number of Ordinary		Per Share
	Shares Issuable on		Exercise Price
	Exercise of Option		S$	Exercisable Period
Charles R. Wofford	50,000		1.592	04/24/2002 to 04/23/2006
	70,000		2.885	04/29/2003 to 04/28/2007
	100,000		1.99	08/06/2004 to 08/05/2008
	50,000		1.91	02/17/2005 to 02/16/2009
	50,000	(1)	1.06	08/11/2005 to 08/10/2009
	57,500	(1)	1.01	05/03/2006 to 05/02/2010
	57,500	(1)	0.925	10/31/2006 to 10/30/2010

Lim Ming Seong	200,000		1.592	04/24/2002 to 04/23/2011
	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000		1.06	08/11/2005 to 08/10/2009
	42,500		1.01	05/03/2006 to 05/02/2010
	42,500		0.925	10/31/2006 to 10/30/2010

Tan Lay Koon	500,000		6.93	04/20/2001 to 04/19/2010
	700,000		2.826	10/19/2001 to 10/18/2010
	449,000		1.592	04/24/2002 to 04/23/2011
	325,000		2.885	04/29/2003 to 04/28/2012
	2,000,000		2.20	06/26/2003 to 06/25/2012
	700,000		1.99	08/06/2004 to 08/05/2013
	500,000		1.91	02/17/2005 to 02/16/2014
	500,000		1.06	08/11/2005 to 08/10/2014
	600,000		1.01	05/03/2006 to 05/02/2015
	600,000		0.925	10/31/2006 to 10/30/2015

Peter Seah Lim Huat	70,000		1.99	08/06/2004 to 08/05/2013
	35,000		1.91	02/17/2005 to 02/16/2014
	35,000		1.06	08/11/2005 to 08/10/2014
	40,000		1.01	05/03/2006 to 05/02/2010
	40,000		0.925	10/31/2006 to 10/30/2010

Tay Siew Choon	70,000		1.99	08/06/2004 to 08/05/2013
	35,000		1.91	02/17/2005 to 02/16/2014
	35,000		1.06	08/11/2005 to 08/10/2009
	37,500		1.01	05/03/2006 to 05/02/2010
	37,500		0.925	10/31/2006 to 10/30/2010

	Number of Ordinary		Per Share
	Shares Issuable on		Exercise Price
	Exercise of Option		S$	Exercisable Period
Steven H. Hamblin	50,000		1.592	04/24/2002 to 04/23/2006
	70,000		2.885	04/29/2003 to 04/28/2007
	70,000		1.99	08/06/2004 to 08/05/2008
	35,000		1.91	02/17/2005 to 02/16/2009
	35,000	(1)	1.06	08/11/2005 to 08/10/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010

Richard J. Agnich	20,000		1.298	10/23/2002 to 10/22/2006
	50,000		2.885	04/29/2003 to 04/28/2007
	50,000		1.99	08/06/2004 to 08/05/2008
	25,000		1.91	02/17/2005 to 02/16/2009
	25,000	(1)	1.06	08/11/2005 to 08/10/2009
	42,500	(1)	1.01	05/03/2006 to 05/02/2010
	42,500	(1)	0.925	10/31/2006 to 10/30/2010

Robert W. Conn	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010

R. Douglas Norby	174,000	(2)	1.88	04/15/2003 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010

Park Chong Sup	130,500	(2)	1.57	10/20/2001 to 08/04/2009
	43,500	(2)	0.38	09/27/2002 to 08/04/2009
	130,500	(2)	0.50	03/17/2004 to 08/04/2009
	130,500	(2)	1.36	02/05/2005 to 08/04/2009
	37,500	(1)	1.01	05/03/2006 to 05/02/2010
	37,500	(1)	0.925	10/31/2006 to 10/30/2010

(1)	The exercise prices for these options are denominated in U.S. dollars and are presented here in Singapore dollars for comparability purposes using the exchange rate based on the Bloomberg Close Quote on the respective dates of grant.

(2)	The exercise prices for these options are denominated in U.S. dollars and presented here in Singapore dollars for comparability purposes using the exchange rate based on Bloomberg Close Quote on August 5, 2004 of S$1.7214 per US$1.00.

Employees’ Share Ownership Scheme
We have engaged an outside consultant to advise us on our overall compensation scheme. Effective January 30, 2006, the Companies Act was amended pursuant to the Companies Amendment Act, as a result of which a Singapore company can now repurchase shares out of capital, as well as from profits, so long as the Company is solvent and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. As part of our re-evaluation of our overall compensation scheme, our Board has determined that it would be in the best interest of our Company and our shareholders, subject to shareholders’ approval, to adopt a revised compensation scheme, including a share repurchase program within specified mandates, at the Annual General Meeting. Any such repurchases would be made in compliance with all applicable laws.
The employee share option plan described below would be phased out over a one-year period and replaced by long term incentives in the form of restricted shares. Therefore, we anticipate that one-half of the share based compensation would be granted pursuant to the employee share option plan and the other half would be granted pursuant to the restricted share plan. Grants of restricted shares would be based on our Company’s performance goals and grant targets based on job level. Vesting would be over a three-year period.
Further, it is anticipated that Mr. Tan Lay Koon and a very limited group of the most senior executives would be eligible to participate in an additional restricted share plan. Under the proposed restricted share plan, fully vested shares would be granted based on grant targets for each eligible participant based on our Company’s achievement of three-year financial “stretch” goals.
Share Option Plan
STATS ChipPAC Ltd. Substitute Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP” and collectively with the Substitute Option Plan, the “Substitute Plans”). In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, 7.2 million and 73.0 million ordinary shares, respectively.
STATS ChipPAC Ltd. Share Option Plan, as amended. Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives, including among other purposes, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and, in light of the significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. The STATS 1999 option plan was re-named the STATS ChipPAC Ltd. Share Option Plan (as defined earlier in this Proxy Statement, the “Share Option Plan”).
The purpose of the Share Option Plan is to offer selected individuals an opportunity to acquire or increase an ownership interest in us through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC option plan may be either nonqualified options or incentive stock options intended to qualify under Section 422 of the Internal Revenue Code.
The aggregate number of ordinary shares that may be issued under the STATS ChipPAC Option Plan may not exceed 118 million shares (subject to anti-dilution adjustment pursuant to the STATS ChipPAC Option Plan).
As of January 31, 2006, options (under the Substitute Plans and the Share Option Plan combined) to purchase an aggregate of 123,569,105 ordinary shares were outstanding, out of which 23,424,000 were held by all our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from April 2006 to December 2015.
In 2006, we expect to grant to our directors, officers and employees additional options under the STATS ChipPAC option plan. The exercise price of such options will be equal to the fair market value of the underlying ordinary shares on the date of the grant.
STATS ChipPAC Ltd. Employee Share Purchase Plan 2004. In connection with the merger, effective August 5, 2004, our shareholders approved the adoption of the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (as defined earlier in this Proxy Statement and as so amended, the “ESPP”). The purpose of the ESPP is to provide our employees with the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees. Provided that the shareholders pass the resolution to approve the proposed modifications to the ESPP in accordance with Proposal 6(c), the ESPP will no longer qualify under Sections 421 and 423 of the Internal Revenue Code. Participants in the ESPP may elect through payroll deductions or a lump sum contribution to purchase our ordinary shares or ADSs and receive a matching contribution.
A maximum aggregate of 92 million ordinary shares, whether issued in the form of ordinary shares or ADSs, have been reserved for issuance under the ESPP.
Shareholdings and Share Trading
The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2006 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares Beneficially	Percentage Beneficially
Name of Beneficial Owner	Owned	Owned (3)
Temasek Holdings(1)	712,228,050	36.03%
FMR Corp.(2)	291,832,700	14.76%

(1)	Temasek Holdings, wholly-owned by the Minister of Finance (Incorporated) for Singapore, a statutory body constituted by the Minister for Finance (Incorporation) Act (Cap. 183), owns 100% of the ordinary shares of STSPL. Temasek Holdings is deemed to beneficially own our ordinary shares, which are owned directly by STSPL. Includes 5.32% of shares lent to Deutsche Bank AG, Singapore Branch, and Morgan Stanley & Co. International Limited as of January 31, 2006 pursuant to a Global Master Securities Lending Agreement in connection with the issue of convertible notes due 2008 by STATS ChipPAC.

(2)	FMR Corp. wholly owns Fidelity Management & Research Company. FMR Corp. is deemed to beneficially own our ordinary shares, which are owned directly by Fidelity Management & Research Company. Members of the family of Edward C. Johnson, III, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp.

(3)	Based on an aggregate 1,976,627,005 ordinary shares outstanding as of January 31, 2006.
The Take-over Code of Singapore provides that any person acquiring an interest, either on his or her own or together with parties acting in concert with him in 30% or more of our voting shares or, if such person holds, either on his own or together with parties acting in concert with him, between 30% and 50% (both inclusive) of our voting shares, and acquires additional voting shares representing more than 1% of our voting shares in any six-month period, may be required to extend a take-over offer for the remaining voting shares in accordance with the provisions of the Take-over Code. Should we adopt a share repurchase program, we understand that Temasek Holdings has obtained a ruling from the Securities Industry Council of Singapore that, subject to certain conditions, Temasek Holdings and its concert parties will be exempted from making a general offer for our Company if Temasek Holdings’ interest in our Company’s shares increases by more than 1% in any six-month period solely as a result of the purchases by our Company of our Company’s shares under a share repurchase program.
All our ordinary shares have identical rights in all respects and rank equally with one another.
As of January 31, 2006, 482,769,710 of our ordinary shares, representing 24.42% of our outstanding shares, were held by a total of 20 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs could be higher.
On January 31, 2006, the closing price of our ordinary shares on the SGX-ST was S$1.14 per ordinary share and the closing price of our ADSs on NASDAQ was US$7.00 per ADS.

Certain Transactions
Temasek Holdings is a holding company with investments in a group of companies (the “Temasek Holdings Group”). We engage in transactions with companies in the Temasek Holdings Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002. This agreement governs the conduct of business between the parties, relating, among other things, to our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement does not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guarantees minimum loading and issuance of purchase orders of US$450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder.
In the years ended December 31, 2003 and 2004, we paid management fees of US$1.1 million for each year to STPL for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, revenue, manpower and payroll. We believe that our arrangement with STPL approximates the cost of providing these services.
We participated in a cash management program managed by a bank for the former Singapore Technologies Group. Under this program, cash balances are pooled with other companies in the former Singapore Technologies Group. The daily cash surpluses or shortfalls of the companies within the pool earn or bear interest at prevailing interest rates. This arrangement was terminated as of November 30, 2004. In the past, we had deposited excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Temasek Holdings but we have ceased to do so since October 1, 2004. Our insurance coverage is held under various insurance policies which are negotiated by our insurance brokers along with those of other companies in the former Singapore Technologies Group. While this enabled us to benefit from the group rates negotiated by our insurance brokers, these policies are issued and billed directly to us and are further negotiated by us to tailor to our specific insurance needs.
In accordance with the requirements of the NASDAQ Marketplace Rules, all new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek Holdings, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately US$13.2 million, US$24.1 million and US$14.7 million for 2003, 2004 and 2005, respectively.

APPENDIX 1
STATS ChipPAC Ltd.
Employee Share Purchase Plan 2004
(Adopted and approved at the Extraordinary Meeting
held on 4 August 2004)

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STATS ChipPAC Ltd.
Employee Share Purchase Plan 2004
SECTION 1 PURPOSE OF THE PLAN.
          The purpose of the Plan is to provide Eligible Employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Ordinary Shares (either in the form of Ordinary Shares or ADSs) on favorable terms and to pay for such purchases through periodic payroll deductions or lump sum payments.
SECTION 2 ADMINISTRATION OF THE PLAN.
          (a) Committee Composition. The Plan shall be administered by the Committee (the Executive Resource and Compensation Committee). The Committee shall consist of two or more members of the Board of Directors appointed by and holding office at the pleasure of the Board of Directors. Appointment of Committee members shall be effected by way of a resolution of the Board of Directors. Committee members may resign at any time by delivering written notice to the Board of Directors. Vacancies on the Committee may be filled by the Board of Directors.
          (b) Committee Responsibilities. The Committee shall interpret the Plan and make all other policy decisions and determinations necessary or advisable relating to the operation of the Plan. The Committee may adopt such rules, guidelines and forms, as it deems appropriate to implement the Plan. The Committee’s determinations under the Plan shall be final, binding and conclusive on all persons, including all Participants.
          (c) Committee Liability. No member of the Committee shall be liable for any action or determination made in good faith, and the members of the Committee shall be entitled to indemnification in the manner provided in the Company’s Articles of Association, as they may be amended from time to time. In the performance of its responsibilities with respect to the Plan, the Committee shall be entitled to rely upon information and advice furnished by the Company’s officers, the Company’s accountants, the Company’s counsel and any other party the Committee deems necessary, and no member of the Committee shall be liable for any action taken or not taken in reliance upon any such advice.
          (d) Board Action. Anything in the Plan to the contrary notwithstanding, any authority or responsibility that, under the terms of the Plan, may be exercised by the Committee may alternatively be exercised by the Board of Directors.
          (e) Timing. Unless otherwise stated, all periods of time under this Plan shall be calculated with reference to the then local time in Singapore. In the event that any applicable date is, or any period of days, months or years set forth in this Plan ends on, a date that is Saturday, Sunday or a public holiday in Singapore, such applicable date or the end of such period shall be the first Business Day following such date.
          (f) Governing Law. The Plan shall be construed in accordance with the laws of the Republic of Singapore.
SECTION 3 ENROLLMENT AND PARTICIPATION.
          (a) Purchase Periods. While the Plan is in effect, two Purchase Periods shall commence in each calendar year. The Purchase Periods shall consist of the six-month periods commencing on each 15 February and 16 August; provided, however, that the first Purchase Period under the Plan shall commence on September 1, 2004 and end on February 14, 2005, or shall commence and end on such other date, as may be designated by the Committee.
          (b) Enrollment. Any individual who, on the day preceding an Offering Date, qualifies as an Eligible Employee may elect to become a Participant in the Plan for such Purchase Period by enrolling in accordance with the method or methods prescribed for this purpose by the Committee. Any required enrollment form shall be filed with the Company at the location and by the means, including by written or electronic media, prescribed by the Committee by 14 February and 15 August of each calendar year, unless an earlier or later date for filing the enrollment form is set by the Committee for all Eligible Employees with respect to a given Purchase Period; provided, however, that with respect to any Eligible Employee hired during the four-week period prior to an Offering Date, the Eligible Employee may file the enrollment form with the Company at any time prior to the Offering Date. Any required enrollment form shall set forth the percentage of the Participant’s Compensation (subject to Section 8(b) hereof) to be paid as contributions pursuant to the Plan. Participants may choose one of the following methods of payment for the Ordinary Shares to be acquired on his or her behalf during the Purchase Period: periodic payroll deduction or lump sum cash payment; provided, however, that the Committee may, for any Purchase Period, prohibit either method of payment.

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          (c) Duration of Participation. Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she ceases to be an Eligible Employee, withdraws from the Plan under Section 5(a) hereof or reaches the end of the Purchase Period in which his or her periodic payroll contributions were discontinued pursuant to Section 8(b) hereof. A Participant who withdraws from the Plan under Section 5(a) hereof may again become a Participant for any subsequent Purchase Period by following the procedure described in Section 3(b) hereof, provided; however, that he or she then is an Eligible Employee. A Participant whose employee contributions were discontinued automatically under Section 8(b) hereof shall automatically resume participation at the beginning of the earliest Purchase Period ending in the next calendar year; provided; however, that he or she then is an Eligible Employee.
SECTION 4 EMPLOYEE CONTRIBUTIONS.
          (a) Amount of Contributions. The Participant shall designate on any required enrollment form the percentage of his or her Compensation that he or she elects to contribute for the purchase of Ordinary Shares. Such percentage shall be a whole percentage of the Participant’s Compensation, but not less than 1% nor more than 15%. Contributions to the Plan by means of payroll deductions shall be made after payroll deductions for taxes and the Participant’s employee contributions in respect of retirement and welfare benefit plans and may be reduced, if necessary, to ensure that the aggregate of all such deductions does not exceed the Participant’s Compensation for the relevant payroll period.
          (b) Payment of Lump Sum Cash Payments. If the lump sum cash payment alternative is selected, the lump sum payment must be paid by the Participant within the fifteen (15) days prior to the last day of the Purchase Period to which any required enrollment form is applicable, unless the Participant has previously elected to withdraw from participation in the Plan prior to the close of a Purchase Period as provided in Section 5(a) hereof.
          (c) Frequency of Payroll Deductions. Payroll deductions, as designated by the Participant pursuant to Section 4(a) hereof, shall commence on the first regularly scheduled pay date following the Offering Date and shall occur on each pay date during the Participant’s participation in the Plan.
          (d) Changing Contribution Rates. A Participant may on one occasion only during a Purchase Period increase or decrease the rate of his or her contributions with respect to the Purchase Period by completing and filing with the Company an appropriate form authorizing a change in the payroll deduction rate or lump sum payment, as applicable. Changes in the rate of contribution affecting payroll deductions shall be effective as of the beginning of the next payroll period following the date of the filing of the form, if the form is filed by 15 July and 15 January, and, if not, as of the beginning of the next succeeding Purchase Period. The new contribution rate shall be a whole percentage of the Participant’s Compensation, but not less than 1% nor more than 15%.
SECTION 5 WITHDRAWAL FROM THE PLAN.
          (a) Withdrawal. A Participant may elect to withdraw from the Plan prior to the close of a Purchase Period by filing the prescribed form with the Company at the prescribed location by 15 July or 15 January of each calendar year, as applicable, unless an earlier or later date for filing the withdrawal form is set by the Committee for all Participants with respect to a given Purchase Period. As soon as reasonably practicable thereafter, payroll deductions (if any) shall cease and the entire amount credited to the Participant’s Plan Account shall be refunded to him or her in cash, without interest, after deducting from such amount any expenses that were both incurred by the Company in maintaining the Participant’s Plan Account and earlier communicated to the Participant in writing. A Participant’s withdrawal from the Plan shall not have any effect upon his or her eligibility to re-enroll in the Plan for any subsequent Purchase Period by following the procedure under Section 3(b) hereof, subject to the requirements under Section 3(c) hereof, or to participate in any similar plan that may hereafter be adopted by the Company. No partial withdrawals shall be permitted.
          (b) Re-Enrollment After Withdrawal. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 3(b) hereof, subject to the requirements of Section 3(c) hereof. Re-enrollment shall be effective only at an Offering Date.
SECTION 6 CHANGE IN EMPLOYMENT STATUS.
          (a) Termination of Employment. Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 5(a) hereof.
          (b) Leave of Absence. For purposes of the Plan, the employment of a Participant shall not be deemed to terminate when such Participant goes on a military leave, a sick leave or another bona fade leave of absence, if the leave was approved by the Company in writing. Employment, however, shall be deemed to terminate 90 days after the Participant goes on a leave, unless a contract or statute guarantees his or her right to return to

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work. The employment of a Participant shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.
          (c) Death. In the event of a Participant’s death prior to the last day of a Purchase Period, the entire amount credited to his or her Plan Account shall, after deducting from such amount any expenses that were both incurred by the Company in maintaining the Participant’s Plan Account and earlier communicated to the Participant in writing, be paid, without interest, to a beneficiary designated by him or her for this purpose on the prescribed form or, if no beneficiary was designated, to the Participant’s estate. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant’s death. In the event of a Participant’s death subsequent to the last day of a Purchase Period but prior to the delivery to him or her of any Ordinary Shares or cash remaining in his or her Plan Account, the Company or its authorized agent or broker, as the case may be, shall deliver to the executor or administrator of the estate of the Participant such Ordinary Shares and, after deducting any expenses that were both incurred by the Company in maintaining the Participant’s Plan Account and earlier communicated to the Participant in writing, the cash amount remaining in the Participant’s Plan Account.
SECTION 7 PLAN ACCOUNTS AND PURCHASE OF ORDINARY SHARES.
          (a) Plan Accounts. The Company shall maintain a Plan Account in the name of each Participant. Whenever an amount is deducted or collected from the Participant’s Compensation under the Plan, such amount shall be credited to the Participant’s Plan Account. To the extent required by all applicable laws, all amounts credited to Plan Accounts shall be held in trust for the Participants. To the extent not so required, amounts credited to Plan Accounts may be commingled with the Company’s general assets and applied to general corporate purposes. No interest shall be credited to Plan Accounts.
          (b) Purchase Price. The Purchase Price for each Ordinary Share purchased on the Purchase Date shall be equal to the Fair Market Value of such Ordinary Share on the applicable Purchase Date.
          (c) Matching Contributions. The Company may match a part of the Participant’s contribution by issuing or transferring Shares or providing a cash contribution for the purchase of Shares to the Participant, provided that in no event will the matching contributions exceed twenty percent (20%) of the amount of the Participant’s contribution. The method for delivering such Shares shall be at the sole discretion of the Company. Subject to these limitations, the Committee, from time to time, may increase or decrease the percentage of the Company’s matching contribution.
          (d) Number of Ordinary Shares Purchased. As of the Purchase Date, each Participant shall, subject to the provisions of this Section 7(d), be deemed to have elected to purchase the number of Ordinary Shares calculated in accordance with this Section 7(d), unless the Participant has previously elected to withdraw from the Plan in accordance with Section 5(a). The amount then in the Participant’s Plan Account shall be divided by the Purchase Price, and the resulting number of Ordinary Shares, rounded down to the nearest whole Ordinary Share, shall be purchased with the funds in the Participant’s Plan Account. The foregoing notwithstanding and subject to the share limitations set forth in Sections 8(b) and 13(a), the maximum number of Ordinary Shares that a Participant may purchase in each Purchase Period shall not exceed 10,000 Ordinary Shares. In the case of a Participant who elects to purchase Ordinary Shares (rather than Ordinary Shares in the form of ADSs), the Committee may determine with respect to all Participants who elect to purchase Ordinary Shares during the applicable Purchase Period that any quantity of Ordinary Shares fewer than 10 whole Ordinary Shares, as calculated under this Section 7(d), shall be rounded down to the next lower multiple of 10 whole Ordinary Shares. As a condition to the purchase by the Participant of Ordinary Shares in accordance with this Section 7(d), the Participant may be required to deliver to the Company or its authorized agent or broker, as the case may be, on or before the last day of each Purchase Period, a cheque or cash in the amount reasonably required by the Company to satisfy the Company’s withholding obligations under applicable tax laws arising in connection with such purchase (unless the Company has no withholding obligation in respect of the Participant or unless the Company and the Participant shall have made other arrangements for deductions or withholding from the Participant’s salary, bonus or other income payable to the Participant by the Company provided such arrangements satisfy the requirements of applicable laws).
          (e) Available Ordinary Shares Insufficient. In the event that the aggregate number of Ordinary Shares that all Participants elect to purchase during any Purchase Period exceeds the maximum number of Ordinary Shares (including the number of Ordinary Shares represented by ADSs, in the case of Participants who elect to purchase Ordinary Shares in the form of ADSs) remaining available for purchase under Section 13(a) hereof, then the number of Ordinary Shares to which each Participant is entitled shall be determined by multiplying the number of Ordinary Shares available for purchase by a fraction, the numerator of which is the number of Ordinary Shares that such Participant has elected to purchase (or number of Ordinary Shares represented by ADSs, in the case of a Participant who elects to purchase Ordinary Shares in the form of ADSs) and the denominator of which is the number of Ordinary Shares that all Participants have elected to purchase (including the number of Ordinary Shares represented by ADSs, in the case of Participants who elect to purchase ADSs), rounded down to the nearest whole Ordinary Share. In the case of a Participant who elects to purchase Ordinary Shares (rather than Ordinary Shares in the form of ADSs), the Committee may determine with respect to all Participants who elect to

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purchase Ordinary Shares during the applicable Purchase Period that any quantity of Ordinary Shares fewer than 10 whole Ordinary Shares, as calculated under this Section 7(d), shall be rounded down to the next lower multiple of 10 whole Ordinary Shares.
          (f) Issuance or Transfer of Ordinary Shares or ADSs. Subject to such consents or other required action of any competent authority under any regulations or enactments for the time being in force as may be necessary and subject to the compliance with the terms of the Plan and the Memorandum of Association and the Articles of Association of the Company, the Company shall, as soon as practicable after the last day of the applicable Purchase Period, allot the relevant Ordinary Shares or, as the case may be, procure the transfer of existing Ordinary Shares (which may include, where desired, any Ordinary Shares held by the Company in treasury) and, where required, dispatch to the CDP the relevant Ordinary Share certificates by ordinary post or such other mode as the Committee may deem fit. Where new unissued Ordinary Shares are alloted, the Company shall, as soon as practicable after such allotment and where required, apply to any stock exchange(s) or quotation system(s) on which the Ordinary Shares or ADSs are quoted or listed for permission to deal in and for quotation of such Ordinary Shares or ADSs. Ordinary Shares that are allotted to a Participant shall, unless delivery of the Ordinary Shares so allotted is to be made in the form of ADSs (in which case the terms of the next sentence shall apply), be issued in the name of the CDP to the credit of the securities account of that Participant maintained with the CDP, the securities sub-account maintained with a CDP agent or the CPF investment account maintained with a CPF agent bank. With respect to any Ordinary Shares allotted by the Company in respect of Participants who have elected to receive Ordinary Shares in the form of ADSs, the Company shall, subject to such consents or other required action of any competent authority under any regulations or enactments for the time being in force as may be necessary and subject to the compliance with the terms of the Plan, the Memorandum of Association, the Articles of Association of the Company and the deposit agreement for the ADSs, as soon as practicable after the applicable allotment date, cause the applicable number of Ordinary Shares to be deposited with the custodian for the securities represented by the ADSs and appointed for such purpose by the Bank and arrange for the issuance and delivery of the applicable number of ADSs to the entity previously appointed by the Company for the safekeeping of ADSs on behalf of, and maintenance of Plan Accounts for the benefit of, Participants purchasing ADSs hereunder. Any fees, expenses and taxes payable in respect of the deposit of Ordinary Shares with the Bank and the issuance and delivery of ADSs upon the terms and conditions hereof shall be paid by the Company upon deposit of the Ordinary Shares and prior to the delivery of the corresponding ADSs to the entity appointed to safekeep ADSs on behalf of the Participants. As contemplated herein, no fractional ADSs will be issued to the Participants. In any event the issuance or transfer of Ordinary Shares or ADSs will be made no later than the later of (i) the 15th day of the third month following participant’s taxable year in which the last day of the applicable Purchase Period occurs (March 15) or (ii) the 15th day of the third month following the Company’s taxable year in which the last day of the applicable Purchase Period occurs.
          Subject to the Companies Act, Chapter 50 of Singapore, the Company or its authorized agent or broker, as the case may be, shall have the flexibility to deliver Ordinary Shares to the Participants by way of an allotment of new unissued Ordinary Shares and/or the transfer of existing Ordinary Shares, including any Ordinary Shares held by the Company in treasury.
          (g) Unused Cash Balances. Any amount remaining in the Participant’s Plan Account (i) that is (1) less than the Purchase Price for 10 whole Ordinary Shares (if the Committee determines in its discretion to apply the rounding procedures described in Sections 7(d) and 7(e) hereof), or (2) less than the Purchase Price for a whole ADS or Ordinary Share (if the Committee does not apply such rounding procedures) and (ii) that is not authorized by the Committee to be issued as a fractional share, shall be retained in the Plan Account for the next Purchase Period, subject to early withdrawal by the Participant as provided in Section 5(a) hereof, without interest. Any other amount remaining in the Participant’s Plan Account that represents the Purchase Price for whole Ordinary Shares that could not be purchased by reason of the share limitations set forth in Section 7(d), 7(e), 8(b) or Section 13(a) hereof, in each case after deducting from such amount any expenses that were both incurred by the Company in maintaining such account and previously communicated to the Participant in writing shall be returned to the Participant.
SECTION 8 LIMITATIONS ON OWNERSHIP.
          To the extent necessary to comply with the laws of any relevant jurisdiction, the Committee shall have the discretion to adopt, on behalf of the Company, one or more sub-plans applicable to separate classes of Eligible Employees who are subject to laws of jurisdictions outside of the United States; provided, however, that the adoption of any plan or sub-plan must be in accordance with the applicable stock exchange listing rules. Furthermore, to the extent necessary to comply with the laws of any relevant jurisdiction and consistent with the purposes of the Plan and the interests of the Company, the Committee may establish a trust in connection with the Plan or any other employee benefit plan of the Company.
SECTION 9 RIGHTS NOT TRANSFERABLE.
          Neither contributions credited to a Participant’s Plan Account nor any rights with regard to the

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exercise of a purchase right or to receive Ordinary Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. During his or her lifetime, a Participant’s right to purchase Ordinary Shares hereunder is exercisable only by him or her. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Committee may treat such act as a voluntary election to withdraw from the Plan in accordance with Section 5(a) hereof.
SECTION 10 NO RIGHTS AS AN EMPLOYEE.
          Nothing in the Plan nor in any right granted under the Plan shall confer upon any Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to terminate his or her employment at any time and for any reason, with or without cause.
SECTION 11 NO RIGHTS AS A SHAREHOLDER.
          A Participant shall have no rights as a shareholder with respect to any Ordinary Shares that he or she may have a right to purchase under the Plan until such Ordinary Shares have been purchased on the applicable Purchase Date.
SECTION 12 SECURITIES LAW REQUIREMENTS.
          Ordinary Shares shall not be issued or transferred under the Plan unless the issuance or transfer and delivery of such Ordinary Shares comply with (or are exempt from) all applicable requirements of law, including, without limitation, the U.S. Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, U.S. state securities laws and regulations, and the regulations of any securities exchange or other securities market on which the Company’s securities may then be listed or traded.
SECTION 13 ORDINARY SHARES OFFERED UNDER THE PLAN.
          (a) Authorized Ordinary Shares. Subject to adjustment pursuant to this Section 13, the aggregate number of Ordinary Shares available for purchase under the Plan (including the number of Ordinary Shares represented by ADSs purchased under the Plan) shall not exceed 92 million Ordinary Shares which may be treasury shares, newly issued shares or shares acquired on the open market.
          (b) Anti-Dilution Adjustments. The following shall be adjusted proportionately by the Committee for any increase or decrease in the number of outstanding Ordinary Shares resulting from a subdivision or consolidation of Ordinary Shares or the payment of a share dividend, any other increase or decrease in such Ordinary Shares effected without receipt or payment of consideration by the Company, the distribution of the shares of a Subsidiary to the Company’s shareholders or a similar event (including, without limitation, a change in the ratio of Ordinary Shares to ADSs): (i) the aggregate number of Ordinary Shares offered under the Plan; (ii) the Ordinary Share limitation per Purchase Period described in Section 7(d) hereof; (iii) the rounding procedures described in Sections 7(d) and 7(e) hereof; and (iv) the price of Ordinary Shares that any Participant has elected to purchase.
          (c) Corporate Transactions. In the event of a dissolution or liquidation of the Company, any Purchase Period then in progress shall terminate immediately prior to the consummation of such transaction, unless otherwise determined by the Board of Directors, and as soon as reasonably practicable thereafter, payroll deductions (if any) shall cease and the entire amount credited to a Participant’s Plan Account shall be refunded to him or her in cash, without interest, after deducting from such amount any expenses that are both incurred by the Company in maintaining such account and previously communicated to the Participant in writing. In the event of a Corporate Transaction, each purchase right outstanding under the Plan shall be assumed or an equivalent purchase right shall be substituted by the successor corporation or a Parent or Subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding purchase rights in connection with a Corporate Transaction, each Purchase Period then in progress shall be shortened and a new date shall be set, as of which any Purchase Period then in progress will terminate.
SECTION 14 TERMINATION, AMENDMENT OR DISCONTINUANCE.
     The Plan shall terminate automatically 7 years after the date of the later of the Plan’s adoption by the Board or Directors or approval by the Company’s shareholders and may be terminated on any earlier date

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pursuant to this Section 14. The Board of Directors may at any time and for any reason terminate or amend the Plan. Except as provided in Section 13 hereof, no termination of the Plan may affect purchase rights previously granted, provided; however, that the Plan or a Purchase Period then in progress may be terminated by the Board of Directors if the Board of Directors determines that termination of the Plan or the Purchase Period or both is in the best interests of the Company and the shareholders or if continuation of the Plan, or the Purchase Period or both would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting rules applicable to the Plan. Except as provided in Section 13 hereof and in this Section 14, no amendment to the Plan shall make any change in any purchase right previously granted which adversely affects the rights of any Participant, unless such Participant has consented to such amendment.
SECTION 15 SHAREHOLDER APPROVAL.
          The adoption of the Plan shall be subject to approval by the shareholders of the Company. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws. The Plan shall not become effective and no rights shall be granted under the Plan until the Plan is approved by the shareholders of the Company.
SECTION 16 CONTRACTS (RIGHTS OF THIRD PARTIES) ACT.
          Except as otherwise expressly provided in this Plan, no person other than the Company or any Participant shall have any rights to enforce any provision of this Plan under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.
SECTION 17 DEFINITIONS.
     (a) “ADS” means an American Depositary Share issued under the terms of the deposit agreement signed by the Company and the Bank for the purposes of issuance of Ordinary Shares in the form of ADSs. As of the date hereof, each ADS represents the right to receive ten Ordinary Shares (subject to adjustment in accordance with the terms of the deposit agreement for the ADSs). As of the date hereof, the ADSs are quoted on the NASDAQ Stock Exchange.
     (b) “Bank” means Citibank, N.A. or such other bank as the Company may from time to time appoint for purposes of serving as its depositary for its ADSs.
     (c) “Board of Directors” means the Board of Directors of the Company, as constituted from time to time.
     (d) “Business Day” means a day on which the exchange on which the Ordinary Shares are traded is open for trading of securities.
     (e) “CDP” means The Central Depository (Pte) Limited.
     (f) “Committee” means the committee, as described in Section 2 hereof.
     (g) “Company” means STATS ChipPac Ltd., a Singapore public company limited by shares.
          (h) “Compensation” means the total compensation paid in cash to a Participant by a Participating Company, including base salary, shift premiums, overtime, commissions and bonuses. “Compensation” shall exclude all non-cash items, moving or relocation allowances, cost-of-living equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, CPF contributions made by a Participating Company, income attributable to the exercise of share options, and similar items. The Committee shall determine whether a particular item is included in Compensation.
          (i) “Corporate Transaction” means:
               (i) the acquisition by any “person” as defined in Section 3(a)(9) of the U.S. Exchange Act and as used in Sections 13(d) or 13(e) thereof, including a “group” as defined in Section 13(d) of the U.S. Exchange Act, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the U.S. Exchange Act) of 30% or more of the combined voting power of the Company’s then outstanding securities in a single or series of transactions, but shall not include (i) any such acquisition by any employee benefit plan of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such

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employee benefit plan and (ii) any person who beneficially owns 30% or more of the combined voting power of the Company’s then outstanding securities as of the date that this Plan became effective;
               (ii) the consummation after approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company with or into another entity or any other corporate transaction, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own directly or indirectly immediately after such reorganization, merger, consolidation or other corporate transaction more than 50% of the combined voting power of the Company’s then outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or other corporate transaction, of the voting securities of the Company;
               (iii) during any period of two consecutive years (not including any period prior to the date that this Plan became effective), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose election by the Board of Directors or nomination for election by the Company’s stockholders was approved by a vote of at least three-fourths of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or
               (iv) the sale, transfer or other disposition of all or substantially all of the Company’s assets.
               A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.
          (j) “CPF” means Central Provident Fund.
          (k) “Eligible Employee” means any employee of a Participating Company; provided, however that an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country which has jurisdiction over him or her.
          (l) “Fair Market Value” means the fair market value of an Ordinary Share, determined in the following order of priority:
               (i) If the Ordinary Shares are listed on any established stock exchange or a national market system, the Fair Market Value shall be the mean of the high and low sales prices for an Ordinary Share (or the mean of the high and low bids, if no sales were reported) as quoted on such exchange or system for such date, as reported in The Straits Times or such other source as the Committee deems reliable, unless the Shares are acquired through an open market purchase in which case the FMV shall be the price actually paid for such Shares; or
               (ii) In the absence of an established market or quotation system for the Ordinary Shares, the Fair Market Value shall be determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.
          (m) “Offering Date” means the first day of each Purchase Period.
          (n) “Ordinary Share” means one ordinary share in the capital of the Company, as adjusted in accordance with Section 13 hereof.
          (o) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if, at the time of the granting of the right to purchase Ordinary Shares under the Plan, each of the corporations other than the Company owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.
          (p) “Participant” means an Eligible Employee who elects to participate in the Plan, as provided in Section 3(b) hereof.
          (q) “Participating Company” means (i) the Company and (ii) each present or future Subsidiary designated by the Committee as a Participating Company.
          (r) “Plan” means this STATS ChipPAC Ltd. Employee Share Purchase Plan 2004, as amended from time to time.

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          (s) “Plan Account” means the account established for each Participant pursuant to Section 7(a) hereof.
          (t) “Purchase Date” means the day when shares are purchased at the end of each Purchase Period.
          (u) “Purchase Period” means a period of six (6) months commencing on 15 February and 16 August of each calendar year except for the first Purchase Period, which may commence on a different date or extend for a different length of time as determined by the Committee in its discretion.
          (v) “Purchase Price” means the price at which Participants may purchase Ordinary Shares under the Plan, as determined pursuant to Section 7(b) hereof.
          (w) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if, at the time of the granting of the right to purchase Ordinary Shares under the Plan, each of the corporations other than the last corporation in an unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.
          (x) “U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
SECTION 18 EXECUTION.
          To record the adoption of the Plan by the Board of Directors and approval of the shareholders of the Company, the Company has caused this Plan to be executed by its duly authorized officer.

STATS ChipPAC Ltd.

By:

Title:

8

APPENDIX 2
STATS ChipPAC Ltd.
Restricted Share Plan

i

STATS ChipPAC LTD.
RESTRICTED SHARE PLAN
SECTION 1. ESTABLISHMENT AND PURPOSE.
          The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of Restricted Share Units (“RSUs”).
          Capitalized terms are defined in Section 12 hereof.
SECTION 2. ADMINISTRATION.
          (a) Committees of the Board of Directors.
          The Board of Directors shall administer the Plan unless and until the Board of Directors delegates administration to a Committee, as provided herein. The Board of Directors may delegate administration of the Plan to one or more Committees consisting of two or more members of the Board of Directors. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board of Directors, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board of Directors. The Board of Directors may abolish the Committee at any time and revest in the Board of Directors the administration of the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.
          (b) Committee Composition under Section 16.
          At such time as a Grantee is subject to Section 16 of the U.S. Exchange Act, in the discretion of the Board of Directors, a Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Notwithstanding the foregoing, the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not Non-Employee Directors the authority to grant RSUs to eligible persons who are not then subject to Section 16 of the U.S. Exchange Act.
          (c) Authority of the Board of Directors.
          Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including, without limitation, to (i) select Grantees from the individuals eligible to receive RSUs under the Plan; (ii) grant RSUs in accordance with the terms of the Plan; (iii) determine the terms and conditions of each RSU; (iv) specify and approve the provisions of the RSU Agreements, including, without limitation, the vesting schedule, the effect of termination of employment and the delivery of Shares, in connection with the RSUs; (v) determine that an RSU shall vest or be granted subject to satisfaction of one or more performance goals and the duration of any performance period when such performance goals are to be achieved; (vi) construe and interpret any RSU Agreement delivered under the Plan; (vii) prescribe, amend and rescind rules and procedures relating to the Plan; (viii) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion received therefrom; (ix) vary the terms of RSUs to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (x) make all legal and factual determinations; and (xi) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any RSU Agreement.
          Performance goals shall be determined by the Board of Directors and will be designed to support the business strategy, and align Grantee interests with customer and shareholder interests. For awards that are intended to qualify as performance-based compensation, performance goals will be based on one or more of the following business criteria: sales or licensing volume, revenues, customer satisfaction, expenses, organizational health/productivity, earnings (which includes similar measurements such as net profits, operating profits and net income, and which may be calculated before or after taxes, interest, depreciation, amortization or taxes), margins, cash flow, shareholder return, return on equity, return on assets or return on investments, working capital, product shipments or releases, brand or product recognition or acceptance and/or share price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target,

1

to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.
          All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Grantees and all persons deriving their rights from a Grantee.
          (d) Governing Law.
          The Plan shall be construed in accordance with the laws of the Republic of Singapore.
SECTION 3. ELIGIBILITY.
          Employees, Directors and Consultants shall be eligible for the grant of RSUs.
SECTION 4. SHARES SUBJECT TO PLAN.
          (a) Basic Limitation.
          Shares offered under the Plan may be unissued Shares or existing Shares (which may include, where desired, any Shares held by the Company in treasury). Subject to the Companies Act, Chapter 50 of Singapore, the Company shall have the flexibility to deliver Shares to the Grantees by way of an allotment of new Shares and/or the transfer of existing Shares, including any Shares held by the Company in treasury. Subject to adjustment as provided pursuant to Section 7 hereof, the maximum aggregate number of Shares that may be issued or transferred under this Plan shall not exceed 50 million Shares. The aggregate number of Shares that are subject to RSUs outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance or transfer. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.
          (b) Additional Shares.
          For purposes of determining the number of Shares that remain available for issuance or transfer under Section 4(a) hereof, the following Shares shall be added back to the Plan Limit and again be available for the purposes of the Plan and all other share incentive and option schemes approved by the Board of Directors and contracts of employment:
          (i) The number of Shares acquired by the Company under Section 6(b) below in satisfaction of any tax withholding requirement; and
          (ii) The number of Shares subject to an RSU that is cancelled or otherwise terminated.
SECTION 5. TERMS AND CONDITIONS OF RSUS.
          (a) Grant.
          Subject to the provisions of the Plan, the Board of Directors or the Committee (if one is appointed) shall have sole and complete authority to determine to whom RSUs shall be granted, the number of RSUs to be granted to each Grantee, the duration of the period during which, and the conditions under which (including time-based vesting), the RSUs may be forfeited to the Company, and the other terms and conditions of the RSUs. In the event that the Board of Directors or the Committee determines to impose performance goals (as described in Section 2(c) above), such goals will be determined and achieved during a performance period which shall conclude before any grant is made or communicated to Grantees.
          (b) Payment.
          Each RSU shall have a value equal to the Fair Market Value of a Share. RSUs may be paid in cash or Shares, as determined in the sole discretion of the Board of Directors or the Committee (if one is appointed), upon the lapse of the restrictions applicable thereto, or otherwise in accordance with the applicable RSU Agreement. In any event payment made pursuant to an RSU will be made no later than the later of (i) the 15th day of the third month following participant’s taxable year in which the RSU vests (March 15) or (ii) the 15th day of the third month following the Company’s taxable year in which the RSU vests.
          (c) RSU Agreement.
          Each grant of an RSU under the Plan shall be evidenced by an RSU Agreement between the

2

Grantee and the Company. Such RSU shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in an RSU Agreement. The provisions of the various RSU Agreements entered into under the Plan need not be identical.
          (d) Number of Shares.
          Each RSU Agreement shall specify the number of Shares that are subject to the RSU and shall provide for the adjustment of such number in accordance with Section 7.
          (e) Expenses and Withholding Taxes.
          As a condition to the vesting of an RSU and the issuance or transfer of Shares, the Grantee shall make such arrangements as the Board of Directors may require for the satisfaction of any withholding tax obligations and such other bank-related transactional costs that may arise in connection with such RSU or both of the foregoing. The Board of Directors may require any Grantee to remit to the Company, prior to the issuance or transfer of Shares upon vesting of an RSU, an amount sufficient to satisfy any applicable tax withholding requirements or such other bank-related transactional costs associated with the RSU or both of the foregoing. The Board of Directors may permit such Grantee to satisfy, in whole or in part, such obligations to remit the tax withholdings, pay the bank-related transactional costs associated with the RSU or both of the foregoing by directing the Company to withhold Shares that would otherwise be received by such Grantee to satisfy the minimum statutory withholding rates for any applicable tax withholding purposes, any bank-related transactional costs associated with the RSU or both of the foregoing, as applicable, in accordance with all applicable laws and pursuant to such rules as the Board of Directors may establish from time to time. The Company shall also have the right to deduct from all cash payments made to a Grantee (whether or not such payment is made in connection with the RSU) any applicable taxes required to be withheld with respect to such payments, or any bank-related transactional costs associated with the RSU, in accordance with all applicable laws.
          (f) Change of Control.
          In the event of a Change of Control, in addition to any action required or authorized by the terms of an RSU Agreement, the Board of Directors may, in its sole discretion unless otherwise provided in an RSU Agreement, take any or all or any combination of the following actions as a result, or in anticipation, of any such event:
          (i) accelerate the time period for purposes of vesting in, or realizing gain from, any outstanding RSU made pursuant to this Plan;
          (ii) provide for the continuation of any outstanding RSUs by the Company (if the Company is the survivor corporation);
          (iii) provide for the assumption of outstanding RSUs by the surviving corporation or its parent;
          (iv) provide for the substitution by the surviving corporation or its parent of options with substantially the same terms as outstanding RSUs;
          (v) cancel each outstanding RSU but only after payment to the Grantee of an amount in cash or cash equivalents equal to (A) the Fair Market Value of the Shares subject to such RSU at the time of the merger or consolidation; or
          (vi) make adjustments or modifications to outstanding RSUs as the Board of Directors deems appropriate to maintain and protect the rights and interests of Grantees following the Change of Control.
          Any such action approved by the Board of Directors shall be conclusive and binding on the Company and all Grantees.
          (g) Nontransferability.
          No RSU shall be transferable by the Grantee other than to a Grantee’s personal representative on the death of that Grantee. No RSU or interest therein may be transferred, assigned, pledged or hypothecated by the Grantee or by the Grantee’s guardian or legal representative or such person who has the management of the Grantee’s estate, or during the Grantee’s lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

3

          (h) Termination of Service.
          If a Grantee’s Service terminates for any reason (including death), then any unvested portion of the RSUs shall expire and the Shares subject to such RSUs shall be forfeited on the date of such termination of Service.
          (i) Leave of Absence.
          For purposes of Subsection (h) above, Service shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).
          (j) No Rights as a Shareholder.
          A Grantee, or his guardian, legal representative or such other person who has the management of the Grantee’s estate, or the personal representatives of an Grantee in the event of the death of an Grantee, shall have no rights as a shareholder (including the right to vote the Shares and/or to receive dividends) with respect to any Shares covered by the Grantee’s RSU until such Shares have been issued or transferred pursuant to the terms of such RSU.
          (k) Modification, Extension and Assumption of RSUs.
          Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding RSUs or may accept the cancellation of outstanding RSUs (whether granted by the Company or another issuer) in return for the grant of new RSUs for the same or a different number of Shares, provided that such modifications are permissible under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s securities may then be traded. The foregoing notwithstanding, no modification of an RSU shall, without the consent of the Grantee, impair the Grantee’s rights or increase the Grantee’s obligations under such RSU.
          (l) Vesting.
          The RSUs shall vest in accordance with a schedule determined by the Board of Directors and set forth in the applicable RSU Agreement.
SECTION 6. PAYMENT FOR SHARES.
          The RSUs shall be granted with no exercise or purchase price. Shares will be issued or transferred to the Grantee upon satisfaction of the applicable terms and conditions as set forth in the RSU Agreement.
SECTION 7. ADJUSTMENT OF SHARES.
          (a) General.
          In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Shares, a consolidation of the outstanding Shares into a lesser number of Shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of Shares available for future grants under Section 4 hereof and the number of Shares covered by each outstanding RSU.
          (b) Reservation of Rights.
          Except as provided in this Section 7, a Grantee shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to the number of Shares subject to an RSU. The grant of an RSU pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.

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SECTION 8. SECURITIES LAW REQUIREMENTS.
          Shares shall not be issued or transferred under the Plan unless the issuance or transfer and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the U.S. Securities Act, all other securities laws and regulations, and the regulations of any exchange or other securities market on which the Company’s securities may then be traded.
SECTION 9. NO RETENTION RIGHTS.
          Nothing in the Plan or in any right or RSU granted under the Plan shall confer upon the Grantee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Grantee) or of the Grantee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.
SECTION 10. DURATION AND AMENDMENTS.
          (a) Term of the Plan.
          The Plan, as set forth herein, shall become effective on the date of its approval by the Company’s shareholders. The Plan shall terminate automatically 7 years after the date of the later of the Plan’s adoption by the Board or Directors or approval by the Company’s shareholders of an increase in the Plan Limit, and may be terminated on any earlier date pursuant to Section 10(b) hereof.
          (b) Right to Amend or Terminate the Plan.
          The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason. Shareholder approval shall not be required for any amendment of the Plan, unless required under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s Shares may then be traded.
          (c) Effect of Amendment or Termination.
          No RSU shall be granted and no Shares shall be issued or transferred under the Plan after the termination thereof, except upon vesting of an RSU granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any RSU previously granted under the Plan.
SECTION 11. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT.
          Except as expressly provided in this Plan, no person other than the Company or a Grantee shall have any rights to enforce any provision of this Plan under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.
SECTION 12. DEFINITIONS.
          (a) “Affiliated Company” shall mean any corporation (other than the Company, a Parent or Subsidiary) in an unbroken chain of corporations beginning with a Parent, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.
          (b) “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed, such Committee.
          (c) “Change of Control” of the Company shall mean any of the following events:
          (i) the acquisition by any “person” as defined in Section 3(a)(9) of the U.S. Exchange Act and as used in Sections 13(d) or 13(e) thereof, including a “group” as defined in Section 13(d) of the U.S. Exchange Act, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the U.S. Exchange Act) of 30% or more of the combined voting power of the Company’s then outstanding securities in a single or series of transactions, but shall not include (i) any such acquisition by any employee benefit plan of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such employee benefit plan and (ii) any person who beneficially owns 30% or more of the combined voting power of the Company’s then outstanding securities as of the date that this Plan became effective;
          (ii) the consummation after approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company with or into another entity or any other corporate transaction, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization

5

own directly or indirectly immediately after such reorganization, merger, consolidation or other corporate transaction more than 50% of the combined voting power of the Company’s then outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or other corporate transaction, of the voting securities of the Company;
          (iii) during any period of two consecutive years (not including any period prior to the date that this Plan became effective), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three-fourths of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or
          (iv) the sale, transfer or other disposition of all or substantially all of the Company’s assets.
          A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.
          (d) “Committee” shall mean a committee appointed by the Board of Directors, as described in Section 2.
          (e) “Company” shall mean STATS ChipPAC Ltd., a Singapore public company limited by shares.
          (f) “Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding Employees and Directors.
          (g) “Director” shall mean a member of the Board of Directors.
          (h) “Disability” shall mean, the inability of the Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.
          (i) “Employee” shall mean any individual who is an employee of the Company, a Parent or a Subsidiary or an Affiliated Company.
          (j) “Fair Market Value” shall mean the fair market value of a Share, determined as follows:
          (i) if the Shares are listed on any established stock exchange or national market system, the Fair Market Value shall be the mean of the high and low sales prices for a Share (or the mean of the high and low bids, if no sales were reported) as quoted on such exchange or system on the date of the grant, as reported on The Straits Times or such other source as the Board of Directors deems reliable; or
          (ii) in the absence of an established stock exchange market or quotation system for the Shares, the Fair Market Value shall be determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.
          (k) “Grantee” shall mean an individual who holds an RSU.
          (l) “Non-Employee Director” shall mean a Director who either (i) is not a current Employee or Officer or an officer of the Company’s Parent or a Subsidiary, does not receive compensation (directly or indirectly) from the Company or its Parent or a Subsidiary for services rendered as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of the Regulation S-K promulgated pursuant to the U.S. Securities Act (“Regulation S-K” )), does not possess an interest in any other transaction as to which the disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
          (m) “Parent” shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.
          (n) “Plan” shall mean this STATS ChipPAC Ltd. Restricted Share Unit Plan, as amended from time to time.
          (o) “Plan Limit” shall mean the total number of Shares that may be issued or transferred under this Plan pursuant to Section 4(a) hereof.
          (p) “Rule 16b-3” shall mean Rule 16b-3 promulgated under the U.S. Exchange Act or any

6

successor to Rule 16b-3, as in effect from time to time.
          (q) “Restricted Share Unit” and “RSU” shall mean share units granted under the Plan which represent an unfunded, unsecured promise of the Company to issue or transfer Shares in the future.
          (r) “RSU Agreement” shall mean the agreement between the Company and an Grantee that contains the terms, conditions and restrictions pertaining to the Grantee’s RSU.
          (s) “Service” shall mean service as an Employee, Director, or Consultant.
          (t) “Share” shall mean one ordinary share in the capital of the Company, as adjusted in accordance with Section 7 hereof (if applicable).
          (u) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.
          (v) “U.S. Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations promulgated thereunder.
          (w) “U.S. Securities Act” shall mean the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations promulgated thereunder.
          (x) “U.S. Tax Code” shall mean the Internal Revenue Code of 1986 of the United States of America, as amended, and the rulings and regulations (including proposed regulations) promulgated thereunder.
SECTION 13. EXECUTION.
          To record the adoption of the Plan by the Company’s shareholders, the Company has caused its authorized officer to execute the same.

STATS ChipPAC LTD.

By:

Title:

7

APPENDIX 3
STATS ChipPAC Ltd.
Performance Share Plan

i

STATS ChipPAC LTD.
PERFORMANCE SHARE PLAN
SECTION 1. ESTABLISHMENT AND PURPOSE.
          The purpose of the Plan is to offer selected individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, through the grant of Performance Shares.
          Capitalized terms are defined in Section 12 hereof.
SECTION 2. ADMINISTRATION.
(a) Committees of the Board of Directors.
          The Board of Directors shall administer the Plan unless and until the Board of Directors delegates administration to a Committee, as provided herein. The Board of Directors may delegate administration of the Plan to one or more Committees consisting of two or more members of the Board of Directors. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board of Directors, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board of Directors. The Board of Directors may abolish the Committee at any time and revest in the Board of Directors the administration of the Plan. Any reference to the Board of Directors in the Plan shall be construed as a reference to the Committee (if any) to whom the Board of Directors has assigned a particular function.
          (b) Committee Composition under Section 16
          At such time as a Grantee is subject to Section 16 of the U.S. Exchange Act, in the discretion of the Board of Directors, a Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Notwithstanding the foregoing, the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not Non-Employee Directors the authority to grant Performance Shares to eligible persons who are not then subject to Section 16 of the U.S. Exchange Act.
          (c) Authority of the Board of Directors.
          Subject to the provisions of the Plan, the Board of Directors shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan, including, without limitation, to (i) select Grantees from the individuals eligible to receive Performance Shares under the Plan; (ii) grant Performance Shares in accordance with the terms of the Plan; (iii) determine the terms and conditions of each Performance Share; (iv) specify and approve the provisions of the Performance Share Agreements, including, without limitation, the vesting schedule (if any), the effect of termination of employment and the delivery of Shares, in connection with the Performance Shares; (v) determine that a Performance Share award shall vest or be granted subject to satisfaction of one or more performance goals; (vi) construe and interpret any Performance Share Agreement delivered under the Plan; (vii) prescribe, amend and rescind rules and procedures relating to the Plan; (viii) employ such legal counsel, independent auditors and consultants as it deems desirable for the administration of the Plan and to rely upon any opinion received therefrom; (ix) vary the terms of Performance Shares to take account of tax, securities law and other regulatory requirements of foreign jurisdictions; (x) make all legal and factual determinations; and (xi) make all other determinations and take any other action desirable or necessary to interpret, construe or implement properly the provisions of the Plan or any Performance Share Agreement.
          Performance goals shall be determined by the Board of Directors and will be designed to support the business strategy, and align Grantee interests with customer and shareholder interests. For awards that are intended to qualify as performance-based compensation, performance goals will be based on one or more of the following business criteria: sales or licensing volume, revenues, customer satisfaction, expenses, organizational health/productivity, earnings (which includes similar measurements such as net profits, operating profits and net income, and which may be calculated before or after taxes, interest, depreciation, amortization or taxes), margins, cash flow, shareholder return, return on equity, return on assets or return on investments, working capital, product shipments or releases, brand or product recognition or acceptance and/or share price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or

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excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.
          All decisions, interpretations and other actions of the Board of Directors shall be final and binding on all Grantees and all persons deriving their rights from a Grantee.
          (d) Governing Law.
          The Plan shall be construed in accordance with the laws of the Republic of Singapore.
SECTION 3. ELIGIBILITY.
          Generally, Employees, Directors and Consultants shall be eligible for the grant of Performance Shares; however, such grants will typically be made only to employees who report directly to the Company’s Chief Executive Officer.
SECTION 4. SHARES SUBJECT TO PLAN.
          (a) Basic Limitation.
          Shares offered under the Plan may be unissued Shares or existing Shares (which may include, where desired, any Shares held by the Company in treasury). Subject to the Companies Act, Chapter 50 of Singapore, the Company shall have the flexibility to deliver Shares to the Grantees by way of an allotment of new Shares and/or the transfer of existing Shares, including any Shares held by the Company in treasury. Subject to adjustment as provided pursuant to Section 7 hereof, the maximum aggregate number of Shares that may be issued or transferred under this Plan shall not exceed 15 million Shares. The aggregate number of Shares that are subject to Performance Shares outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance or transfer. The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan.
          (b) Additional Shares.
          For purposes of determining the number of Shares that remain available for issuance or transfer under Section 4(a) hereof, the following Shares shall be added back to the Plan Limit and again be available for the purposes of the Plan and all other share incentive and option schemes approved by the Board of Directors and contracts of employment:
          (i) The number of Shares acquired by the Company under Section 6(b) below in satisfaction of any tax withholding requirement; and
          (ii) The number of Shares subject to a grant of Performance Shares that is cancelled or otherwise terminated.
SECTION 5. TERMS AND CONDITIONS OF PERFORMANCE SHARES.
          (a) Grant.
          Subject to the provisions of the Plan, the Board of Directors or the Committee (if one is appointed) shall have sole and complete authority to determine to whom Performance Shares shall be granted, the number of Performance Shares to be granted to each Grantee, the duration of the period during which, and the conditions under which, the Performance Shares may be forfeited to the Company, and the other terms and conditions of the Performance Shares. In the event that the Board of Directors or the Committee determines to impose performance goals (as described in Section 2(c) above), such goals will be determined and achieved during a performance period which shall conclude before any grant is made or communicated to Grantees.
          (b) Payment.
          Performance Shares may be paid in cash or shares, as determined in the sole discretion of the Board of Directors or the Committee (if one is appointed), upon satisfaction of the applicable terms and conditions as set forth in the Performance Share Agreement. In any event payment made pursuant to the Performance Shares will be made no later than the later of (i) the 15th day of the third month following participant’s taxable year in which the Performance Shares vest (March 15) or (ii) the 15th day of the third month following the Company’s taxable year in which the Performance Shares vest.

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          (c) Performance Share Agreement.
Each grant of Performance Shares under the Plan shall be evidenced by a Performance Share Agreement between the Grantee and the Company. Such grant of Performance Shares shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Board of Directors deems appropriate for inclusion in a grant of Performance Share Agreement. The provisions of the various grant of Performance Share Agreements entered into under the Plan need not be identical.
          (d) Number of Shares.
          Each Performance Share Agreement shall specify the number of Shares that are subject to the grant and shall provide for the adjustment of such number in accordance with Section 7.
          (e) Expenses and Withholding Taxes.
          As a condition to the issuance or transfer of Shares, the Grantee shall make such arrangements as the Board of Directors may require for the satisfaction of any withholding tax obligations and such other bank-related transactional costs that may arise in connection with the Performance Shares or both of the foregoing. The Board of Directors may require any Grantee to remit to the Company, prior to the issuance or transfer of Shares, an amount sufficient to satisfy any applicable tax withholding requirements or such other bank-related transactional costs associated with the Performance Shares or both of the foregoing. The Board of Directors may permit such Grantee to satisfy, in whole or in part, such obligations to remit the tax withholdings, pay the bank-related transactional costs associated with the Performance Shares or both of the foregoing by directing the Company to withhold Shares that would otherwise be received by such Grantee to satisfy the minimum statutory withholding rates for any applicable tax withholding purposes, any bank-related transactional costs associated with the Performance Shares or both of the foregoing, as applicable, in accordance with all applicable laws and pursuant to such rules as the Board of Directors may establish from time to time. The Company shall also have the right to deduct from all cash payments made to a Grantee (whether or not such payment is made in connection with the Performance Shares) any applicable taxes required to be withheld with respect to such payments, or any bank-related transactional costs associated with the Performance Shares, in accordance with all applicable laws.
          (f) Change of Control.
          In the event of a Change of Control, in addition to any action required or authorized by the terms of a Performance Share Agreement, the Board of Directors may, in its sole discretion unless otherwise provided in a Performance Share Agreement, take any or all or any combination of the following actions as a result, or in anticipation, of any such event:
          (i) accelerate the time period for purposes of realizing gain from, any outstanding Performance Shares made pursuant to this Plan;
          (ii) provide for the continuation of any outstanding Performance Share awards by the Company (if the Company is the survivor corporation);
          (iii) provide for the assumption of outstanding Performance Share awards by the surviving corporation or its parent;
          (iv) provide for the substitution by the surviving corporation or its parent of options with substantially the same terms as outstanding Performance Share awards;
          (v) cancel each outstanding Performance Share award but only after payment to the Grantee of an amount in cash or cash equivalents equal to (A) the Fair Market Value of the Shares subject to such Performance Share award at the time of the merger or consolidation; or
          (vi) make adjustments or modifications to outstanding Performance Share awards as the Board of Directors deems appropriate to maintain and protect the rights and interests of Grantees following the Change of Control.
          Any such action approved by the Board of Directors shall be conclusive and binding on the Company and all Grantees.
          (g) Nontransferability.
          No Performance Share award shall be transferable by the Grantee other than to a Grantee’s personal representative on the death of that Grantee. No Performance Share or interest therein may be transferred, assigned, pledged or hypothecated by the Grantee or by the Grantee’s guardian or legal representative or such person who has the management of the Grantee’s estate, or during the Grantee’s lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

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          (h) Termination of Service.
          If a Grantee’s Service terminates for any reason (including death), then any unrealized portion of the Performance Share shall expire and the Shares subject to such Performance Shares shall be forfeited on the date of such termination of Service.
          (i) Leave of Absence.
          For purposes of Subsection (h) above, Service shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of Service for this purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).
          (j) No Rights as a Shareholder.
          A Grantee, or his guardian, legal representative or such other person who has the management of the Grantee’s estate, or the personal representatives of an Grantee in the event of the death of an Grantee, shall have no rights as a shareholder (including the right to vote the Shares and/or to receive dividends) with respect to any Shares covered by the Grantee’s Performance Share award until such Shares have been issued or transferred pursuant to the terms of such Performance Share award.
          (k) Modification, Extension and Assumption of Performance Shares.
          Within the limitations of the Plan, the Board of Directors may modify, extend or assume outstanding Performance Shares or may accept the cancellation of outstanding Performance Shares (whether granted by the Company or another issuer) in return for the grant of new Performance Shares for the same or a different number of Shares, provided that such modifications are permissible under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s securities may then be traded. The foregoing notwithstanding, no modification of a Performance Share shall, without the consent of the Grantee, impair the Grantee’s rights or increase the Grantee’s obligations under such Performance Share award.
          (l) Restriction on Sale of Shares.
          The Board of Directors, in its discretion, may require Grantees to hold, and may restrict the sale of, a percentage of the shares granted under the Plan such that the Grantee may not transfer, assign, pledge or hypothecate such shares for the duration of the Grantee’s employment with the Company. The percentage of shares subject to such a hold requirement may be based on a multiple of the Grantee’s annual base salary and may vary depending on the Grantee’s individual job level. The specific terms of any such hold requirement shall be set forth in the applicable Performance Share Agreement.
          (m) Vesting.
          The Performance Shares shall vest in accordance with a schedule determined by the Board of Directors and set forth in the applicable Performance Share Agreement.
SECTION 6. PAYMENT FOR SHARES
          The Performance Shares shall be granted with no exercise or purchase price. Shares will be issued or transferred to the Grantee upon satisfaction of the applicable terms and conditions as set forth in the Performance Share Agreement.
SECTION 7. ADJUSTMENT OF SHARES.
          (a) General.
          In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the Fair Market Value of the Shares, a consolidation of the outstanding Shares into a lesser number of Shares, a recapitalization, a reclassification, reorganization, merger, consolidation, combination or a similar occurrence, the Board of Directors shall make appropriate adjustments in one or more of the number of Shares available for future grants under Section 4 hereof and the number of Shares covered by each outstanding Performance Share award.
          (b) Reservation of Rights.
          Except as provided in this Section 7, a Grantee shall have no rights by reason of (i) any subdivision or consolidation of shares of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of any class. Any issuance by the Company of shares of any class, or securities convertible into

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shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to the number of Shares subject to a Performance Share. The grant of a Performance Share pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of its business or assets.
SECTION 8. SECURITIES LAW REQUIREMENTS.
          Shares shall not be issued or transferred under the Plan unless the issuance or transfer and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the U.S. Securities Act, all other securities laws and regulations, and the regulations of any exchange or other securities market on which the Company’s securities may then be traded.
SECTION 9. NO RETENTION RIGHTS.
          Nothing in the Plan or in any right or Performance Share granted under the Plan shall confer upon the Grantee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Grantee) or of the Grantee, which rights are hereby expressly reserved by each, to terminate his or her Service at any time and for any reason, with or without cause.
SECTION 10. DURATION AND AMENDMENTS.
          (a) Term of the Plan.
          The Plan, as set forth herein, shall become effective on the date of its approval by the Company’s shareholders. The Plan shall terminate automatically 7 years after the date of the later of the Plan’s adoption by the Board or Directors or approval by the Company’s shareholders of an increase in the Plan Limit, and may be terminated on any earlier date pursuant to Section 10(b) hereof.
          (b) Right to Amend or Terminate the Plan.
          The Board of Directors may amend, suspend or terminate the Plan at any time and for any reason. Shareholder approval shall not be required for any amendment of the Plan, unless required under applicable securities laws and the regulations of any exchange or other securities market on which the Company’s Shares may then be traded.
          (c) Effect of Amendment or Termination.
          No Performance Share shall be granted and no Shares shall be issued or transferred under the Plan after the termination thereof, except in connection with Performance Shares granted prior to such termination. The termination of the Plan, or any amendment thereof, shall not affect any Performance Shares previously granted under the Plan.
SECTION 11. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT.
          Except as expressly provided in this Plan, no person other than the Company or a Grantee shall have any rights to enforce any provision of this Plan under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore.
SECTION 12. DEFINITIONS.
          (a) “Affiliated Company” shall mean any corporation (other than the Company, a Parent or Subsidiary) in an unbroken chain of corporations beginning with a Parent, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain.
          (b) “Board of Directors” shall mean the Board of Directors of the Company, as constituted from time to time or, if a Committee has been appointed, such Committee.
          (c) “Change of Control” of the Company shall mean any of the following events:

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          (i) the acquisition by any “person” as defined in Section 3(a)(9) of the U.S. Exchange Act and as used in Sections 13(d) or 13(e) thereof, including a “group” as defined in Section 13(d) of the U.S. Exchange Act, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the U.S. Exchange Act) of 30% or more of the combined voting power of the Company’s then outstanding securities in a single or series of transactions, but shall not include (i) any such acquisition by any employee benefit plan of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such employee benefit plan and (ii) any person who beneficially owns 30% or more of the combined voting power of the Company’s then outstanding securities as of the date that this Plan became effective;
          (ii) the consummation after approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company with or into another entity or any other corporate transaction, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own directly or indirectly immediately after such reorganization, merger, consolidation or other corporate transaction more than 50% of the combined voting power of the Company’s then outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or other corporate transaction, of the voting securities of the Company;
          (iii) during any period of two consecutive years (not including any period prior to the date that this Plan became effective), individuals who at the beginning of such period constituted the Board of Directors and any new directors, whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three-fourths of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or
          (iv) the sale, transfer or other disposition of all or substantially all of the Company’s assets.
          A transaction shall not constitute a Change in Control if its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.
          (d) “Committee” shall mean a committee appointed by the Board of Directors, as described in Section 2.
          (e) “Company” shall mean STATS ChipPAC Ltd., a Singapore public company limited by shares.
          (f) “Consultant” shall mean a person who performs bona fide services for the Company, a Parent or a Subsidiary or an Affiliated Company as a consultant or advisor, excluding Employees and Directors.
          (g) “Director” shall mean a member of the Board of Directors.
          (h) “Disability” shall mean, the inability of the Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.
          (i) “Employee” shall mean any individual who is an employee of the Company, a Parent or a Subsidiary or an Affiliated Company.
          (j) “Fair Market Value” shall mean the fair market value of a Share, determined as follows:
               (i) if the Shares are listed on any established stock exchange or national market system, the Fair Market Value shall be the mean of the high and low sales prices for a Share (or the mean of the high and low bids, if no sales were reported) as quoted on such exchange or system on the date of the grant, as reported on The Straits Times or such other source as the Board of Directors deems reliable; or
               (ii) in the absence of an established stock exchange market or quotation system for the Shares, the Fair Market Value shall be determined by the Board of Directors in good faith. Such determination shall be conclusive and binding on all persons.
          (k) “Grantee” shall mean an individual who holds an RSU.
          (l) “Non-Employee Director” shall mean a Director who either (i) is not a current Employee or Officer or an officer of the Company’s Parent or a Subsidiary, does not receive compensation (directly or indirectly) from the Company or its Parent or a Subsidiary for services rendered as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of the Regulation S-K promulgated pursuant to the U.S. Securities Act (“Regulation S-K” )), does not possess an interest in any other transaction as to which the disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
          (m) “Parent” shall mean any corporation (other than the Company) in an unbroken chain of

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corporations ending with the Company, if each of the corporations other than the Company owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.
          (n) “Performance Share” shall mean an award granted under this Plan which shall be subject to performance criteria as determined by the Board or the Committee and set forth in the applicable Performance Share Agreement.
          (o) “Performance Share Agreement” shall mean the agreement between the Company and an Grantee that contains the terms, conditions and restrictions pertaining to the Grantee’s Performance Share award.
          (p) “Plan” shall mean this STATS ChipPAC Ltd. Performance Share Plan, as amended from time to time.
          (q) “Plan Limit” shall mean the total number of Shares that may be issued or transferred under this Plan pursuant to Section 4(a) hereof.
          (r) “Rule 16b-3” shall mean Rule 16b-3 promulgated under the U.S. Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
          (s) “Service” shall mean service as an Employee, Director, or Consultant.
          (t) “Share” shall mean one ordinary share in the capital of the Company, as adjusted in accordance with Section 7 hereof (if applicable).
          (u) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns shares possessing more than 50% of the total combined voting power of all classes of shares in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.
          (v) “U.S. Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations promulgated thereunder.
          (w) “U.S. Securities Act” shall mean the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations promulgated thereunder.
          (x) “U.S. Tax Code” shall mean the Internal Revenue Code of 1986 of the United States of America, as amended, and the rulings and regulations (including proposed regulations) promulgated thereunder.
SECTION 13. EXECUTION.
          To record the adoption of the Plan by the Company’s shareholders, the Company has caused its authorized officer to execute the same.

STATS ChipPAC LTD.

By:

Title:

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APPENDIX 4

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1	PROPOSED ALTERATIONS TO EXISTING CONTENTS PAGE

By altering the “Contents” of the Articles as follows:
(a)	by inserting “Treasury Shares” immediately after “Issue of Shares” and inserting the page number against “Treasury Shares” as “3”; and

(b)	by substituting “Capitalisation of Profits and Reserves” with “Bonus Issues and Capitalisation of Profits and Reserves”.
2	EXISTING ARTICLE 2

2	In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.		Interpretation.

	“The Act”	The Companies Act, Chapter 50.

	“The Company”	STATS ChipPAC Ltd.

	“In writing”	Written or produced by any substitute for writing or partly one and partly another.

	“Month”	Calendar month.

	“Office”	The registered office of the Company for the time being.

	“Ordinary Shares”	The ordinary shares of $0.25 each in the capital of the Company.

	“Paid”	Paid or credited as paid.

	“Seal”	The Common Seal of the Company.

	“The Statutes”	The Act and every other Act for the time being in force concerning companies and affecting the Company.

	“These presents”	These Articles of Association as from time to time altered.

	“Year”	Calendar year.

The expressions “Depositor”, “Depository”, “Depository Agent” and “Depository Register” shall have the meanings ascribed to them respectively in the Act.

References in these presents to “holders” of shares or a class of shares shall:-

(a) exclude the Depository except where otherwise expressly provided in these presents or where the term “registered holders” or “registered holder” is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares, and “holding” and “held” shall be construed accordingly.

The expression “Director” shall have the meaning ascribed to it in the Act and shall, where the context so requires, be deemed to include a reference to an Alternate Director.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed

1

accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.
Proposed Alterations to Existing Article 2
By deleting Article 2 in its entirety and substituting therefor the following:

2. In these presents (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.		Interpretation.

“The Act”	The Companies Act, Chapter 50.

“The Company”	STATS ChipPAC Ltd.

“In writing”	Written or produced by any substitute for writing or partly one and partly another.

“Month”	Calendar month.

“Office”	The registered office of the Company for the time being.

“Ordinary Shares”	The ordinary shares ~~of $0.25 each~~ in the capital of the Company.

“Paid”	Paid or credited as paid.

“Seal”	The Common Seal of the Company.

“The Statutes”	The Act and every other Act for the time being in force concerning companies and affecting the Company.

“These presents”	These Articles of Association as from time to time altered.

“Year”	Calendar year.

The expressions “Depositor”, “Depository”, “Depository Agent” and “Depository Register” and “treasury shares” shall have the meanings ascribed to them respectively in the Act.

References in these presents to “holders” of shares or a class of shares shall:-

(a) exclude the Depository or its nominee (as the case may be) except where otherwise expressly provided in these presents or where the term “registered holders” or “registered holder” is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares, and

(c) except where otherwise expressly provided in these presents, exclude the Company in relation to shares held by it as treasury shares, and “holding” and “held” shall be construed accordingly.

The expression “Director” shall have the meaning ascribed to it in the Act and shall, where the context so requires, be deemed to include a reference to an Alternate Director.

References in these presents to “member” shall, where the Act requires, exclude the Company where it is a member by reason of its holding of its shares as treasury shares.

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                         The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

All such of the provisions of these presents as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations.

Any reference in these presents to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Subject as aforesaid any words or expression defined in the Act shall (if not inconsistent with the subject or context) bear the same meanings in these presents.

A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these presents.

The headnotes are inserted for convenience only and shall not affect the construction of these presents.
3.	EXISTING ARTICLE 3

SHARE CAPITAL

3. The authorised share capital of the Company is $300,000,000 divided into 1,200,000,000 ordinary shares of $0.25 each.	Authorised share capital.
Proposed Alterations to Existing Article 3
By deleting the headnote “SHARE CAPITAL” appearing immediately before Article 3 and Article 3 in its entirety.
4.	EXISTING ARTICLE 4

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors, Provided always that:-		Issue of Shares.

(a)	no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting; and

(b) no shares shall be issued at a discount except in accordance with the Statutes.
Proposed Alterations to Existing Article 4
By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the Statutes and to these presents, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to Article 8, and to any special rights attached to any shares for the time being issued, the Directors may allot or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and	Issue of Shares.

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manner of redemption being determined by the Directors, Provided always that:-

~~(a)~~	no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in a General Meeting; ~~and~~.

~~(b) no shares shall be issued at a discount except in accordance with the Statutes.~~
5. EXISTING ARTICLE 5(A)

5. (A) In the event of preference shares being issued the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.
Rights of preference shareholders.
Proposed Alterations to Existing Article 5(A)
By deleting Article 5(A) in its entirety and substituting therefor the following:

5. (A) ~~In the event of p~~ Preference shares ~~being~~ may be issued subject to such limitation in respect thereof as may be prescribed by any Stock Exchange upon which shares in the Company may be listed.~~the total nominal value of issued preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and p~~Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance sheets and attending General Meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrear.
Rights of preference shareholders.
6. NEW HEADNOTE “TREASURY SHARES” AND NEW ARTICLE 5A
New headnote “TREASURY SHARES” and new Article 5A shall be inserted immediately after Article 5 as follows:
TREASURY SHARES

5A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act.
Treasury Shares
7. EXISTING ARTICLE 6(A)

6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters in nominal value of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights
Variation of rights.

4

attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.
Proposed Alterations to Existing Article 6(A)
By deleting Article 6(A) in its entirety and substituting therefor the following:

6. (A) Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated either with the consent in writing of the holders of three-quarters ~~in nominal value~~ of the issued shares of the class or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate General Meeting all the provisions of these presents relating to General Meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third ~~in nominal value~~ of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him, Provided always that where the necessary majority for such a Special Resolution is not obtained at such General Meeting, consent in writing if obtained from the holders of three-quarters ~~in nominal value~~ of the issued shares of the class concerned within two months of such General Meeting shall be as valid and effectual as a Special Resolution carried at such General Meeting. The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.
Variation of rights.
8. EXISTING ARTICLE 7

7. The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.	Power to increase share capital.
Proposed Alterations to Existing Article 7
By deleting Article 7 in its entirety.
9. EXISTING ARTICLE 9

9.	The Company may by Ordinary Resolution:-		Power to consolidate, cancel and sub-divide shares.

	(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

	(b)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

	(c)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

	(d)	subject to the provisions of the Statutes, convert any class of shares into any other class of shares.

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Proposed Alterations to Existing Article 9
By deleting Article 9 in its entirety and substituting therefor the following:

9. The Company may by Ordinary Resolution:-		Power to consolidate, cancel and sub-divide shares.

(a)	consolidate and divide all or any of its shares ~~share capital into shares of larger amount than its existing shares~~;

~~(b)~~
       ~~cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;~~

~~(c)~~
(b) sub-divide its shares, or any of them, ~~into shares of smaller amount than is fixed by the Memorandum of Association~~ (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

~~(d)~~	(c) subject to the provisions of the Statutes, convert any class of shares into any other class of shares.
10. EXISTING ARTICLE 10

10. (A) The Company may reduce its share capital or any capital redemption reserve fund, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the nominal amount of the issued share capital of the Company shall be diminished by the nominal amount of the share so cancelled.
Power to reduce share capital.

     (B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire shares in the issued share capital of the Company on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.
Company may acquire its own issued ordinary shares.
Proposed Alterations to Existing Article 10
By deleting Article 10 in its entirety and substituting therefor the following:

10. (A) The Company may reduce its share capital ~~or any capital redemption reserve fund, share premium account~~ or any ~~other~~ undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these presents, the ~~nominal amount~~ number of ~~the~~ issued ~~share capital~~ shares of the Company shall be diminished by the ~~nominal amount~~ number of the shares so cancelled, and, where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.
Power to reduce share capital.

     (B) The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares ~~in the issued share capital of the Company~~ on such terms and in such manner as the Company may from time to time think fit. If required by the Statutes, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid,
Company may acquire its own issued ordinary shares.

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the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Statutes.

11. EXISTING ARTICLE 14

14. The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted provided that the rate or amount of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.
Power to pay commission and brokerage.
Proposed Alterations to Existing Article 14
By deleting Article 14 in its entirety and substituting therefor the following:

14. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares ~~conferred by the Statutes to the full extent thereby permitted provided that the~~ at such rate or amount ~~of the commissions paid or agreed to be paid shall be disclosed in the manner required by the Statutes.~~ and in such manner as the Directors may deem fit. Such commissions or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~
Power to pay commission and brokerage.
12. EXISTING ARTICLE 16

16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid up thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.
Form of share certificate.
Proposed Alterations to Existing Article 16
By deleting Article 16 in its entirety and substituting therefor the following:

16. Every share certificate shall be issued under the Seal and shall specify the number and class of shares to which it relates and the amount paid ~~up~~ and amount (if any) unpaid thereon and shall bear the autographic or facsimile signatures of one Director and the Secretary or a second Director or some other person appointed by the Directors. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors. No certificate shall be issued representing shares of more than one class.
Form of share certificate.
13. EXISTING ARTICLE 18

18. Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, every person whose name is entered as a member in the Register of Members shall be entitled to receive within thirty days of the closing date of any application for shares or after the date of lodgement of a registrable transfer one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine.
Entitlement to certificate.

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Proposed Alterations to Existing Article 18
By deleting Article 18 in its entirety and substituting therefor the following:

18. ~~Subject to the payment of all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require, e~~Every person whose name is entered as a member in the Register of Members shall be entitled to receive within thirty days of the closing date of any application for shares or, as the case may be, ~~after~~ the date of lodgement of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a member transfers part only of the shares comprised in a certificate, or where such a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such member shall pay ~~all or any part of the stamp duty payable (if any) on each share certificate prior to the delivery thereof which the Directors in their absolute discretion may require and~~ a maximum fee of $2 for each new certificate or such other fee as the Directors may from time to time determine.
Entitlement to certificate.
14. EXISTING ARTICLE 20(C)

20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.
Replacement of certificate.
Proposed Alterations to Existing Article 20(C)
By deleting Article 20(C) in its entirety and substituting therefor the following:

20. (C) Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member firm or member company of any Stock Exchange upon which the shares in the Company may be listed or on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding $2 as the Directors may from time to time require ~~together with the amount of the proper duty with which such share certificate is chargeable under any law for the time being in force relating to stamps~~. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.
Replacement of certificate.
15. EXISTING ARTICLE 21

21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.
Calls on shares and time when made.

8

Proposed Alterations to Existing Article 21
By deleting Article 21 in its entirety and substituting therefor the following:

21. The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares ~~(whether on account of the nominal value of the shares or, when permitted, by way of premium)~~ but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.
Calls on shares and time when made.
16. EXISTING ARTICLE 24

24. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.
Sum due on allotment.
Proposed Alterations to Existing Article 24
By deleting Article 24 in its entirety and substituting therefor the following:

24. Any sum ~~(whether on account of the nominal value of the share or by way of premium)~~ which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.
Sum due on allotment.
17. EXISTING ARTICLE 27

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.
Payment in advance of calls.
Proposed Alterations to Existing Article 27
By deleting Article 27 in its entirety and substituting therefor the following:

27. The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys ~~(whether on account of the nominal value of the shares or by way of premium)~~ uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding eight per cent. per annum) as the member paying such sum and the Directors may agree. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.
Payment in advance of calls.
18. EXISTING ARTICLE 37

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, provided that an instrument of transfer in respect of which the	Form of transfer.

9

the transferee is the Depository shall be effective although not signed or witnessed by or on behalf of the Depository. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.

Proposed Alterations to Existing Article 37
By deleting Article 37 in its entirety and substituting therefor the following:

37. All transfers of the legal title in shares may be effected by the registered holders thereof by transfer in writing in any form acceptable to the Directors. The instrument of transfer of any share shall be signed by or on behalf of both the transferor and the transferee and be witnessed, ~~p~~Provided that an instrument of transfer in respect of which the transferee is the Depository or its nominee (as the case may be) shall be effective although not signed or witnessed by or on behalf of the Depository or its nominee (as the case may be). The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof.
Form of transfer.
19. EXISTING ARTICLE 40

40. The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-	When Directors may refuse to register a transfer.

(a) all or any part of the stamp duty (if any) payable on each share certificate and such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b) the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c) the instrument of transfer is in respect of only one class of shares; and

(d) the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.

Proposed Alterations to Existing Article 40
By deleting Article 40 in its entirety and substituting therefor the following:

40. The Directors may in their sole discretion refuse to register any instrument of transfer of shares unless:-			When Directors may refuse to register a transfer.

(a)		~~all or any part of the stamp duty (if any) payable on each share certificate and~~ such fee not exceeding $2 as the Directors may from time to time require, is paid to the Company in respect thereof;

(b)		the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

~~(b)~~	(c)
      the instrument of transfer is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which  ~~it~~ the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do; and

10

~~(c)~~	(d) the instrument of transfer is in respect of only one class of shares. ~~;~~

~~and~~

~~(d) the amount of the proper duty with which each share certificate to be issued in consequences of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is tendered.~~

20. EXISTING ARTICLE 48

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares of any denomination.
Power to convert into stock
Proposed Alteration to Existing Article 48
By deleting Article 48 in its entirety and substituting therefor for the following:

48. The Company may from time to time by Ordinary Resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares ~~of any denomination.~~
Power to convert into stock
21. EXISTING ARTICLE 49

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units (not being greater than the nominal amount of the shares from which the stock arose) as the Directors may from time to time determine.
Transfer of stock.
Proposed Alterations to Existing Article 49
By deleting Article 49 in its entirety and substituting therefor the following:

49. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units ~~(not being greater than the nominal amount of the shares from which the stock arose)~~ as the Directors may from time to time determine.
Transfer of stock.
22. EXISTING ARTICLE 50

50. The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.
Rights of stockholders.
Proposed Alterations to Existing Article 50
By deleting Article 50 in its entirety and substituting therefor the following:

50. The holders of stock shall, according to the ~~amount~~ number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by ~~an amount~~ the number of stock units which would not, if existing in shares, have conferred such privilege or advantage; and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.
Rights of stockholders.

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23. EXISTING ARTICLE 53

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right;

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given by advertisement in the daily press.
Proposed Alterations to Existing Article 53
By deleting Article 53 in its entirety and substituting therefor the following:

53. Any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and an Annual General Meeting and any other Extraordinary General Meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these presents and the Act entitled to receive such notices from the Company; Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:-	Notice of Meetings.

(a) in the case of an Annual General Meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an Extraordinary General Meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent ~~in nominal value of the shares giving that right;~~ of the total voting rights of all members having a right to vote at that meeting.

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any General Meeting. At least 14 days’ notice of any General Meeting shall be given by advertisement in the daily press and in writing to any Stock Exchange upon which shares in the Company may be listed.
24. EXISTING ARTICLE 63

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-	Method of voting.

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote; or

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(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Proposed Alterations to Existing Article 63
By deleting Article 63 in its entirety and substituting therefor the following:

63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:-	Method of voting.

(a) the chairman of the meeting; or

(b) not less than five members present in person or by proxy and entitled to vote at the meeting; or

(c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid on all the shares conferring that right~~not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares);

Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
25. EXISTING ARTICLE 64

64. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.
Taking a poll.
Proposed Alterations to Existing Article 64
By deleting Article 64 in its entirety and substituting therefor the following:

64. A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is required a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is required, it shall be taken in such manner (including the use of ballot or voting papers ~~or tickets~~) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the
Taking a poll.

13

result of the poll.
26. EXISTING ARTICLE 67

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company each member entitled to vote may vote in person and each or by proxy. On a show of hands every member who is present in person and each proxy shall have one vote and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.
Voting rights of members.
Proposed Alterations to Existing Article 67
By deleting Article 67 in its entirety and substituting therefor the following:

67. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to Article 5A each member entitled to vote may vote in person or by proxy. On a show of hands every member who is present in person ~~and each~~ or by proxy shall have one vote (provided that in the case of a member who is represented by two proxies, only one of the two proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him) in his sole discretion shall be entitled to vote on a show of hands) and on a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. For the purpose of determining the number of votes which a member, being a Depositor, or his proxy may cast at any General Meeting on a poll, the reference to shares held or represented shall, in relation to shares of that Depositor, be the number of shares entered against his name in the Depository Register as at 48 hours before the time of the relevant General Meeting as certified by the Depository to the Company.
Voting rights of members.
27. EXISTING ARTICLE 78

78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents be deemed to be present in person at any such meeting if a person so authorised is present thereat.
Corporation acting by representatives.
Proposed Alterations to Existing Article 78
By deleting Article 78 in its entirety and substituting therefor the following:

78. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these presents (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present thereat.
Corporation acting by representatives.

14

28. EXISTING ARTICLE 112

112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; Provided that the Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.
General power of Directors to manage Company’s business.
Proposed Alterations to Existing Article 112
By deleting Article 112 in its entirety and substituting therefor the following:

112. The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in General Meeting.~~, subject nevertheless to any regulations of these presents, to the provisions of the Statutes and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made; provided that t~~The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in General Meeting. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.
General power of Directors to manage Company’s business.
29. EXISTING ARTICLE 122

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.
Power to carry profits to reserve.
Proposed Alterations to Existing Article 122
By deleting Article 122 in its entirety and substituting therefor the following:

122. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.
Power to carry profits to reserve.
30. EXISTING ARTICLE 125

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid prorata according to the amounts paid on the shares during any portion or portions of the period
Apportionment of dividends.

15

in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.
Proposed Alterations to Existing Article 125
By deleting Article 125 in its entirety and substituting therefor the following:

~~125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.~~

125. Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:	Apportionment of dividends.

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionat ely to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.
31. NEW ARTICLE 129A
New Article 129A shall be inserted immediately after Article 129 as follows:

129A. The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the Depository returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable.
Unclaimed dividends
32. EXISTING HEADNOTE “CAPITALISATION OF PROFITS AND RESERVES” AND ARTICLE 134
CAPITALISATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company’s reserve accounts (including Share Premium Account, Capital Redemption Reserve Fund or other undistributable reserve) or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on the date of the Resolution (or such other date as may be specified therein or determined as therein provided) or such other date as may be determined by the Directors in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the
Power to capitalise profits and implementation of resolution to capitalise profits.

16

Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Proposed Alterations to Existing Headnote and Article 134
By deleting the headnote “CAPITALISATION OF PROFITS AND RESERVES” and Article 134
in their entirety and substituting therefor for the following:
BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

134. (A) The Directors may, with the sanction of an Ordinary Resolution of the Company (including any Ordinary Resolution passed pursuant to Article 8(A)):	Power to capitalise profits and
implementation of
(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:	resolution to capitalise profits.

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company’s reserve accounts ~~(including Share Premium Account, Capital Redemption Reserve Fund~~ or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an Ordinary Resolution passed pursuant to Article 8(A)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid. ~~The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all th interested into an agreement with the Company providing for any suc and matters incidental thereto and any agreement made under such au be effective and binding on all concerned.~~

(B) The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter,	Power of Directors to give effect to bonus issues and capitalisations.

17

on behalf of all the members interested, into an agreement with the company providing for any such bonus issue or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

33. EXISTING ARTICLE 135

135. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Article 134, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting in such manner and on such terms as the Directors shall think fit.
Power to capitalise profits for paying up shares to be issued under share option scheme.
Proposed Alterations to Existing 135
By deleting Article 135 in its entirety and substituting therefor the following:

135. In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Article 134, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of the fixed dividend on any shares entitled to fixed cumulative or non-cumulative preferential dividends (including profits or moneys carried and standing to any reserve or reserves) and to apply such profits or moneys in paying up in full ~~at par~~ unissued shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in General Meeting ~~in such manner~~ and on such terms as the Directors shall think fit.
Power to capitalise profits for paying up shares to be issued under share option scheme.
34. EXISTING ARTICLE 137

137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the issue of accounts relating thereto shall not exceed four months (or such other period as may be permitted by the Companies Act).
Presentation of accounts.
Proposed Alterations to Existing 137
By deleting Article 137 in its entirety and substituting therefor the following:

137. In accordance with the Statutes, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. The interval between the close of a financial year of the Company and the ~~issue of accounts relating~~ date of the Company’s Annual General Meeting thereto shall not exceed four months (or such other period as may be permitted by the Companies Act).
Presentation of accounts.
35. NEW ARTICLE 141A
New Article 141A shall be inserted immediately after Article 141 as follows:

141A.  Without prejudice to the provisions of Article 141, any notice or document (including, without limitations, any accounts, balance-sheet or report) which is required or permitted to be given, sent or served under the Act or under these presents by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Statutes and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other
Electronic communications

18

applicable regulations or procedures.
36. EXISTING ARTICLE 143

143. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.
Service of notices after death, bankruptcy etc.
Proposed Alterations to Existing 143
By deleting Article 143 in its entirety and substituting therefor the following:

143. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company or (as the case may be) the Depository an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder.
Service of notices after death, bankruptcy etc.

19

APPENDIX 5
HEAD COMPANIES, FOREIGN AFFILIATES AND FUNDS OF HEDGE FUNDS
Part 1 — The Head Companies
1.	Singapore Telecommunications Ltd

2.	MediaCorp Pte Ltd

3.	SembCorp Industries Ltd

4.	Keppel Corporation Limited

5.	Singapore Airlines Limited

6.	PSA International Pte Ltd

7.	SMRT Corporation Ltd

8.	Singapore Power Limited

9.	Wildlife Reserves Singapore Pte Ltd

10.	Temasek Management Services Pte Ltd

11.	Urban Management Company (1987) Pte Ltd

12.	Neptune Orient Lines Limited

13.	Singapore Technologies Engineering Limited

14.	Chartered Semiconductor Manufacturing Ltd.

15.	CapitaLand Limited

16.	DBS Group Holdings Ltd

17.	Singapore Food Industries Limited

18.	Green Dot Capital Pte Ltd

19.	Vertex Venture Holdings Ltd

20.	Singapore Technologies Telemedia Pte Ltd

21.	Accuron Technologies Limited

22.	Tuas Power Limited

23.	Senoko Power Limited

24.	Power Seraya Limited

25.	City Gas Pte Ltd

26.	Gas Supply Pte Ltd

27.	Mapletree Investments Pte Ltd

28.	Mount Faber Leisure Group Pte. Ltd.

29.	EH Group Ltd

30.	Aetos Security Management Pte. Ltd.

31.	CISCO Security Pte. Ltd.

32.	CSE Global Limited

33.	National University Hospital (Singapore) Pte Ltd

34.	ST Asset Management Ltd.

35.	Surbana Corporation Pte. Ltd.

1

Part 2— The Foreign Affiliates
1.	PT Bank Danamon indonesia Tbk

2.	PT Bank Internasional Indonesia Tbk

3.	Pacific-Asset Fixed Income and Currency Fund

4.	The Rohatyn Group Asia Opportunity Fund, Ltd

5.	Malaysian Plantations Berhad

6.	NexGen Financial Holdings Limited

7.	Shin Corporation Public Company Limited
Part 3— The Funds of Hedge Funds
1.	Fullerton Absolute Returns Investment Strategies Fund

2.	Fullerton Monex Asia Feeder

2

STATS ChipPAC Ltd.	IMPORTANT

(Incorporated in the Republic of Singapore) (Company Registration Number 199407932D)	1.	For Investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., the Annual Report 2005 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

Proxy Form - Twelfth Annual General Meeting	2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

	3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We,                                                                                                          (Name) of
                     (Address) being a shareholder(s) of STATS ChipPAC Ltd. (the “Company”) hereby appoint:-

Name	Address	NRIC/Passport No.	Proportion of
Shareholding (%)

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Twelfth Annual General Meeting (“Twelfth AGM”) of the Company to be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, on April 25, 2006 at 11.30 a.m., and at any adjournment thereof.
(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Twelfth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Twelfth AGM.)

No.	Routine Business — Ordinary Resolutions	For	Against
1	To adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2005, together with the Reports of the Directors and Auditors.
2(a)	To re-elect Mr. Peter Seah Lim Huat as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2(b)	To re-elect Mr. Steven H. Hamblin as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2(c)	To re-elect Mr. Richard J. Agnich as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3(a)	To re-appoint Mr. Charles R. Wofford as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
3(b)	To re-appoint Mr. R. Douglas Norby as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
4	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.

5	To approve Directors’ fees totaling approximately US$489,000 for the financial year ended December 31, 2005.
	Special Business — Ordinary Resolutions	For	Against
6(a)	To authorise the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.
6(b)	To authorise the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.
6(c)	To authorise the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.
6(d)	To authorise the Directors to offer and grant options, and to allot and issue shares in the capital of the Company pursuant to the exercise of the options granted under the STATS ChipPAC Ltd. Share Option Plan, as amended.
6(e)	To adopt the changes to the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (as so amended, the “ESPP”) as substantially set out in Appendix 1 to the Proxy Statement and to authorise the Directors to offer and grant rights to purchase and to allot and issue pursuant to the exercise of such rights, shares in the capital of the Company in accordance the ESPP, as amended.
6(f)	To adopt the STATS ChipPAC Ltd. Restricted Share Plan (“RSP”) as substantially set out in Appendix 2 to the Proxy Statement and authorise the Directors to grant Restricted Share Units (“RSUs”) in accordance with the provisions of the RSP and to allot and issue from time to time such number of fully paid-up shares as may be required to be allotted and issued pursuant to the vesting of the RSUs under the RSP.
6(g)	To adopt the STATS ChipPAC Ltd. Performance Share Plan (“PSP”) as substantially set out in Appendix 3 to the Proxy Statement and authorise the Directors to grant Performance Shares in accordance with the provisions of the PSP and to allot and issue from time to time such number of fully-paid-up shares as may be required to be allotted and issued pursuant to the terms of the PSP.
	Special Business — Special Resolution	For	Against
6(h)	To alter the Articles of Association in the manner as set out in Appendix 4 to the Proxy Statement dated March 30, 2006 in respect of the Twelfth AGM pursuant to changes introduced by the Companies (Amendment) Act.
	Special Business — Ordinary Resolution	For	Against
6(i)	To adopt the Proposed Share Purchase Mandate.

Dated this day of 2006.	Total Number of Shares Held

Signature(s) of Shareholder(s)/Common Seal	IMPORTANT
Please read notes on the reverse

*Please delete accordingly.

Notes:
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at the principal executive office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Twelfth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Twelfth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Twelfth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.